12028107

America's CAR-MART

Drive Easy.®

2012 Form 10-K

To Our Shareholders:

Fiscal 2012 was another record year for America's Car-Mart. Year after year, we continue to raise the bar and improve our business so that we can expand and serve more customers. During the year, we sold almost 38,000 vehicles to our hard-working customers, opened 8 new dealerships, grew the top line by 13.4% to over $430 million and increased our diluted earnings per share by 28% to $3.24. Our focus on cash flows and customer successes allowed us to not only grow the business but also allowed us to repurchase over $39 million in common stock during the year. Since February 2010, we have repurchased over 21% of our Company. Our balance sheet is extremely healthy with a debt to equity ratio of 42% and a debt to receivables ratio of 25%. Obviously, we believe in the long-term value we are creating for our shareholders and associates.

Our success is the result of our commitment to the Car-Mart Vision, Mission, and Values; we strive to earn the repeat business of our customers by providing quality vehicles, affordable payment terms and excellent service. The market we serve is very competitive and we know that customer success starts with ensuring that the vehicles we sell meet our high quality standards. Day in and day out, our 45 purchasing agents are in the local markets out-working the competition and finding the very best vehicles for our customers. Our customers need good, basic transportation and all of our associates are focused on ensuring that our quality vehicles remain affordable. Our average retail sales price has only increased by an average of 2.3% over the last three fiscal years which is remarkable in light of the severe shortage of used vehicles. We believe that we can push even harder to keep affordability levels high by looking at more cars and only selecting the very best at the appropriate prices. Our ability to maintain affordability is even more impressive when considering that we have not extended the relative term of our average contract over the last several years. In fact, since 2005 our average term has increased only 8%, to around 28 months, even though the average sales price has increased by 35% during the same time period. By keeping our terms short, our customers are able to pay off their contracts quicker and have more equity in their vehicles leading to their ultimate success. Quality and affordability together with Car-Mart's excellent service are the cornerstones of our success.

We are excited to look to the future and see the opportunities we have to serve more customers from our existing locations and to also add dealerships in great new towns. Since 1999, the year the Company became a public company, we have grown the top line at a compounded annual growth rate of over 14%. Our plans are to continue to grow at historical rates by adding new dealerships at an approximate 10% annual rate into the future and at the same time pushing for increased productivity from all of our existing dealerships. We currently have 116 locations, 29 of which are between 5 and 10 years old and 28 of which are less than 5 years old. We believe that we have significant opportunity to increase revenue at all of our dealerships but especially the newer locations. The operational efficiencies we are gaining from our growth are allowing us to serve our customer base at higher and higher levels and it is also providing opportunities for our associates to grow with the Company into the future. Our vision is to be the most respected Buy-Here Pay-Here organization in the country and everything we do is with the view of moving us toward that goal.

We would like to thank our customers and our associates. We also thank you, our Shareholders, for your continued support. We look forward to another year of continued success.

William H. ("Hank") Henderson
President and Chief Executive Officer

Jeffrey A. Williams
Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-14939

AMERICA'S CAR-MART, INC.

(Exact name of registrant as specified in its charter)

Texas	**63-0851141**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No)
802 Southeast Plaza Avenue, Suite 200	
Bentonville, Arkansas	**72712**
(Address of principal executive offices)	(Zip Code)

(479) 464-9944

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange of which registered
Common Stock, $.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer Accelerated filer ☒

☐ Non-accelerated filer Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates on October 31, 2011 was $287,688,868 (8,618,600 shares), based on the closing price of the registrant's common stock of $33.38.

There were 9,321,346 shares of the registrant's common stock outstanding as of June 14, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with its 2012 Annual Meeting of Stockholders are incorporated by reference in response to Part III of this report.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company's future objectives, plans and goals, as well as the Company's intent, beliefs and current expectations regarding future operating performance, and can generally be identified by words such as "may," "will," "should," "could, "believe," "expect," "anticipate," "intend," "plan," "foresee," and other similar words or phrases. Specific events addressed by these forward-looking statements include, but are not limited to:

- new dealership openings;
- same dealership revenue growth;
- future revenue growth;
- receivables growth as related to revenue growth;
- gross margin percentages;
- interest rates;
- future credit losses;
- the Company's business and growth strategies;
- financing the majority of growth from profits; and
- having adequate liquidity to satisfy its capital needs.

These forward-looking statements are based on the Company's current estimates and assumptions and involve various risks and uncertainties. As a result, you are cautioned that these forward-looking statements are not guarantees of future performance, and that actual results could differ materially from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from the Company's projections include those risks described elsewhere in this report, as well as:

- the availability of credit facilities to support the Company's business;
- the Company's ability to underwrite and collect its contracts effectively;
- competition;
- dependence on existing management;
- availability of quality vehicles at prices that will be affordable to customers;
- changes in lending laws or regulations, including but not limited to rules and regulations that could be enacted by federal and state governments; and
- general economic conditions in the markets in which the Company operates, including but not limited to fluctuations in gas prices, grocery prices and employment levels.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

Item 1. Business

Business and Organization

America's Car-Mart, Inc., a Texas corporation initially formed in 1981 (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Integrated Auto Sales and Finance" segment of the used car market. References to the Company include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car Mart, Inc., an Arkansas corporation, ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation, ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2012, the Company operated 114 dealerships located primarily in small cities throughout the South-Central United States.

Business Strategy

In general, it is the Company's objective to continue to expand its Integrated Auto Sales and Finance used car operation using the same business model that has been developed by Car-Mart over the last 30 years. This business strategy focuses on:

Collecting Customer Accounts. Collecting customer accounts is perhaps the single most important aspect of operating an Integrated Auto Sales and Finance used car business and is a focal point for dealership level and corporate office personnel on a daily basis. The Company measures and monitors the collection results of its dealerships using internally developed delinquency and account loss standards. Substantially all associate incentive compensation is tied directly or indirectly to collection results. Over the last five fiscal years, the Company's annual credit losses as a percentage of sales have ranged from a low of 20.2% in fiscal 2010 to a high of 22.0% in fiscal 2008 (average of 21.1%). The Company believes that it can continue to be successful provided it maintains its credit losses within or below its historical credit loss range. See Item 1A. Risk Factors for further discussion.

Maintaining a Decentralized Operation. The Company's dealerships will continue to operate on a decentralized basis. Each dealership is ultimately responsible for buying (via an assigned corporate office purchasing agent) and selling its own vehicles, making credit decisions and collecting the contracts it originates in accordance with established policies and procedures (pricing, proprietary credit scoring, maximum contract terms and down-payment requirements as well as other customer profile data are all monitored centrally). Most customers make their payments in person at one of the Company's dealerships. This decentralized structure is complemented by the oversight and involvement of corporate office management and the maintenance of centralized financial controls, including proprietary credit scoring, establishing standards for down-payments and contract terms as well as an internal compliance function.

Expanding Through Controlled Organic Growth. The Company plans to continue to expand its operations by increasing revenues at existing dealerships and opening new dealerships. The Company will continue to view organic growth as its primary source for growth. The Company has made significant infrastructure investments during the last five years in order to improve performance of existing dealerships and to grow its dealership count. These improvements have resulted in favorable operating results in recent years and have allowed the Company to successfully grow dealership count. The Company ended fiscal 2012 with 114 locations, a net increase of eight locations over the prior year end and current plans are to add new dealerships at an approximate 10% annual rate into the future. These plans, of course, are subject to change based on both internal and external factors.

Selling Basic Transportation. The Company will continue to focus on selling basic and affordable transportation to its customers. The Company's average retail sales price was $9,675 per unit in fiscal 2012. By selling vehicles at this price point, the Company is able to keep the terms of its installment sales contracts relatively short (overall portfolio weighted average of 28.1 months), while requiring relatively low payments.

Operating in Smaller Communities. The majority of the Company's dealerships are located in cities and towns with a population of 50,000 or less. The Company believes that by operating in smaller communities it experiences better collection results. Further, the Company believes that operating costs, such as salaries, rent and advertising, are lower in smaller communities than in major metropolitan areas.

Enhanced Management Talent and Experience. It has been the Company's practice to try to hire honest and hardworking individuals to fill entry level positions; nurture and develop these associates, and attempt to fill the vast majority of its managerial positions from within the Company. By promoting from within, the Company believes it is able to train its associates in the Car-Mart way of doing business, maintain the Company's unique culture and develop the loyalty of its associates by providing opportunity for advancement. However, the Company has recently focused, to a larger extent, on looking outside of the Company for associates possessing requisite skills and who share the values and appreciate the Company's unique culture developed over the years. The Company has been able to attract quality individuals via its Manager in Training Program as well as other key areas such as Human Resources, Purchasing, Collections, Information Technology and Portfolio Analysis. Management has determined that it will be increasingly difficult to grow the Company without looking for outside talent. The Company's operating success, as well as the negative macro-economic issues have been positive related to recruitment of outside talent and the Company currently expects this to continue.

Cultivating Customer Relationships. The Company believes that developing and maintaining a relationship with its customers is critical to the success of the Company. A large percentage of sales at mature dealerships are made to repeat customers, and the Company estimates an additional 10% to 15% of sales result from customer referrals. By developing a personal relationship with its customers, the Company believes it is in a better position to assist a customer, and the customer is more likely to cooperate with the Company should the customer experience financial difficulty during the term of his or her installment contract with the Company. The Company is able to cultivate these relationships as the majority of its customers make their payments in person at one of the Company's dealerships on a weekly or bi-weekly basis.

Business Strengths

The Company believes it possesses a number of strengths or advantages that distinguish it from most of its competitors. These business strengths include:

Experienced and Motivated Management. The Company's executive operating officers have an average tenure of over 20 years. Several of Car-Mart's dealership managers have been with the Company for more than 10 years. Each dealership manager is compensated, at least in part, based upon the net income of his or her dealership. A significant portion of the compensation of senior management is incentive based and tied to operating profits.

Proven Business Practices. The Company's operations are highly structured. While dealerships are operated on a decentralized basis, the Company has established policies, procedures and business practices for virtually every aspect of a dealership's operations. Detailed on-line operating manuals are available to assist the dealership manager and office, sales and collections personnel in performing their daily tasks. As a result, each dealership is operated in a uniform manner. Further, corporate office personnel monitor the dealerships' operations through weekly visits and a number of daily, weekly and monthly communications and reports.

Low Cost Operator. The Company has structured its dealership and corporate office operations to minimize operating costs. The number of associates employed at the dealership level is dictated by the number of active customer accounts each dealership services. Associate compensation is standardized for each dealership position. Other operating costs are closely monitored and scrutinized. Technology is utilized to maximize efficiency. The Company believes its operating costs as a percentage of revenues, or per unit sold, are among the lowest in the industry.

Well Capitalized / Limited External Capital Required for Growth. As of April 30, 2012, the Company's debt to equity ratio was 0.42 to 1.0 (Revolving credit facilities and notes payable divided by Total Stockholders Equity on the Consolidated Balance Sheet), which the Company believes is lower than its competitors. Further, the Company believes it can fund a significant amount of its planned growth from net income generated from operations. Of the external capital that will be needed to fund growth, the Company plans to draw on its existing credit facilities, or renewals or replacements of those facilities.

Significant Expansion Opportunities. The Company generally targets smaller communities in which to locate its dealerships (i.e., populations from 20,000 to 50,000), but is also successful in larger cities such as Tulsa, Oklahoma; Lexington, Kentucky; Springfield, Missouri and Little Rock, Arkansas. The Company believes there are numerous suitable communities within the nine states in which the Company currently operates and other contiguous states to satisfy anticipated dealership growth for the next several years. As previously discussed, the Company plans to add one dealership for every ten existing dealerships going forward depending upon operational success. Existing dealerships will continue to be analyzed to ensure that they are producing desired results and have potential to provide adequate returns on invested capital.

Operations

Operating Segment. Each dealership is an operating segment with its results regularly reviewed by the Company's chief operating decision maker in an effort to make decisions about resources to be allocated to the segment and to assess its performance. Individual dealerships meet the aggregation criteria for reporting purposes under the current accounting guidance. The Company operates in the Integrated Auto Sales and Finance segment of the used car market. In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company's products and services, including the actual servicing of the contracts as well as the regulatory environment in which the Company operates all have similar characteristics. Each of our individual dealerships is similar in nature and only engages in the selling and financing of used vehicles. All individual dealerships have similar operating characteristics. As such, individual dealerships have been aggregated into one reportable segment.

Dealership Organization. Dealerships are operated on a decentralized basis. Each dealership is responsible for buying (with the assistance of a corporate office buyer) and selling vehicles, making credit decisions, and servicing and collecting the installment contracts it originates. Dealerships also maintain their own records and make daily deposits. Dealership-level financial statements are prepared by the corporate office on a monthly basis. Depending on the number of active customer accounts, a dealership may have as few as three or as many as 28 full-time associates employed at that location. Associate positions at a large dealership may include a dealership manager, assistant dealership manager, manager trainee, office manager, assistant office manager, service manager, buyer, collections personnel, salesmen and dealership attendants. Dealerships are generally open Monday through Saturday from 9:00 a.m. to 6:00 p.m. The Company has both regular and satellite dealerships. Satellite dealerships are similar to regular dealerships, except that they tend to be smaller, sell fewer vehicles and their financial performance is not captured in a stand-alone financial statement, but rather is included in the financial results of the sponsoring regular dealership.

Dealership Locations and Facilities. Below is a summary of dealerships opened during the fiscal years ended April 30, 2012, 2011 and 2010:

	Years Ended April 30,		
	2012	2011	2010
Dealerships at beginning of year	106	97	93
New dealerships opened/acquired	8	9	5
Dealerships closed	-	-	(1)
Dealerships at end of year	114	106	97

Below is a summary of dealership locations by state as of April 30, 2012, 2011 and 2010:

	As of April 30,		
Dealerships by State	2012	2011	2010
Arkansas	37	37	36
Oklahoma	21	20	20
Texas	14	14	14
Missouri	14	13	12
Kentucky	10	9	8
Alabama	10	8	5
Tennessee	4	4	1
Mississippi	3	0	0
Indiana	1	1	1
Total	114	106	97

Dealerships are typically located in smaller communities. As of April 30, 2012, approximately 73% of the Company's dealerships were located in cities with populations of less than 50,000. Dealerships are located on leased or owned property between one and three acres in size. When opening a new dealership the Company will typically use an existing structure on the property to conduct business, or purchase a modular facility while business at the new location develops. Dealership facilities typically range in size from 1,500 to 5,000 square feet.

Purchasing. The Company purchases vehicles primarily through wholesalers, new car dealers, individuals and from auctions. The majority of vehicle purchasing is performed by the Company's buyers, although dealership managers are authorized to purchase vehicles. A buyer will purchase vehicles for one to three dealerships depending on the size of the dealerships. Buyers report to the dealership manager, or managers, for whom they make purchases, and to a regional purchasing director. The regional purchasing directors report to the Vice President of Purchasing. The Company centrally monitors the quantity and quality of vehicles purchased and continuously compares the cost of vehicles purchased to outside valuation sources and holds responsible parties accountable for results.

Generally, the Company's buyers purchase vehicles between six and 12 years of age with 90,000 to 140,000 miles, and pay between $3,000 and $6,000 per vehicle. The Company focuses on providing basic transportation to its customers. The Company generally does not purchase sports cars or luxury cars. Some of the more popular vehicles the Company sells include the Ford Taurus, Pontiac Grand Prix, Dodge Ram Pickup, Ford Explorer and the Ford Ranger. The Company sells a significant number of trucks and sport utility vehicles. The Company's buyers inspect and test-drive almost every vehicle they purchase. Buyers attempt to purchase vehicles that require little or no repair as the Company has limited facilities to repair or recondition vehicles.

Selling, Marketing and Advertising. Dealerships generally maintain an inventory of 25 to 100 vehicles depending on the maturity of the dealership. Inventory turns over approximately 9 to 10 times each year. Selling is done principally by the dealership manager, assistant manager, manager trainee or sales associate. Sales associates are paid a commission for sales that they make in addition to an hourly wage. Sales are made on an "as is" basis; however, customers are given an option to purchase a five month or 5,500 mile service contract for $395 which covers certain vehicle components and assemblies. For covered components and assemblies, the Company coordinates service with third party service centers with which the Company typically has previously negotiated labor rates and mark-up percentages on parts. Substantially all of the Company's customers elect to purchase a service contract when purchasing a vehicle. Additionally, the Company offers its customers a payment protection plan product. This product contractually obligates the Company to cancel the remaining amount owed on a contract where the vehicle has been totaled, as defined in the plan, or the vehicle has been stolen. This product is available in most of the states in which the Company operates and substantially all customers elect to purchase this product when purchasing a vehicle in those states.

The Company's objective is to offer its customers basic transportation at a fair price and treat each customer in such a manner as to earn his or her repeat business. The Company attempts to build a positive reputation in each community where it operates and generate new business from such reputation as well as from customer referrals. The Company estimates that approximately 10% to 15% of the Company's sales result from customer referrals. The Company recognizes repeat customers with silver, gold and platinum plaques representing the purchase of 5, 10 and 15 vehicles, respectively. These plaques are prominently displayed at the dealership where the vehicles were purchased. For mature dealerships, a large percentage of sales are to repeat customers.

The Company primarily advertises in local newspapers, on the radio and on television. In addition, the Company periodically conducts promotional sales campaigns in order to increase sales.

Underwriting and Finance. The Company provides financing to substantially all of its customers who purchase a vehicle at one of its dealerships. The Company only provides financing to its customers for the purchase of its vehicles, and the Company does not provide any type of financing to non-customers. The Company's installment sales contracts typically include down payments ranging from 0% to 17% (average of 7%), terms ranging from 18 months to 36 months (average of 28.1 months), and annual interest charges ranging from 11% to 19% (weighted average of 14.8% at April 30, 2012). The Company requires that payments be made on a weekly, bi-weekly, semi-monthly or monthly basis to coincide with the day the customer is paid by his or her employer. Upon the customer and the Company reaching a preliminary agreement as to financing terms, the Company obtains a credit application from the customer which includes information regarding employment, residence and credit history, personal references and a detailed budget itemizing the customer's monthly income and expenses. Certain information is then verified by Company personnel. After the verification process, the dealership manager makes the decision to accept, reject or modify (perhaps obtain a greater down payment or require an acceptable co-buyer or suggest a lower priced vehicle) the proposed transaction. In general, the dealership manager attempts to assess the stability and character of the applicant. The dealership manager who makes the credit decision is ultimately responsible for collecting the contract, and his or her compensation is directly related to the collection results of his or her dealership. The Company provides centralized support to the dealership manager in the form of a proprietary credit scoring system and other supervisory assistance to assist with the credit decision. Credit quality is monitored centrally by corporate office personnel on a daily, weekly and monthly basis.

Collections. All of the Company's retail installment contracts are serviced by Company personnel at the dealership level. The majority of the Company's customers make their payments in person at the dealership where they purchased their vehicle; however, customers can also send their payments through the mail or make payments at certain retail outlets. Each dealership closely monitors its customer accounts using the Company's proprietary receivables and collections software that stratifies past due accounts by the number of days past due. The Company also has a corporate collections team, led by the Director of Collections Practices and Review, which monitors policies, procedures and the status of accounts at the dealership level. The Company believes that the timely response to past due accounts is critical to its collections success.

The Company has established standards with respect to the percentage of accounts one and two weeks past due, the percentage of accounts three or more weeks past due, and for larger dealerships, one and two weeks past due, 15 to 44 days past due and 45-plus days past due (delinquency standards), and the percentage of accounts where the vehicle was repossessed or the account was charged off that month (account loss standard).

The Company works very hard to keep its delinquency percentages low and not to repossess vehicles. Accounts one day late are sent a notice in the mail. Accounts three days late are contacted by telephone. Notes from each telephone contact are electronically maintained in the Company's computer system. If a customer becomes severely delinquent in his or her payments, and management determines that timely collection of future payments is not probable, the Company will take steps to repossess the vehicle. The Company attempts to resolve payment delinquencies amicably prior to repossessing a vehicle. Periodically, the Company enters into contract modifications with its customers to extend the payment terms. The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer's account. At the time of modification, the Company expects to collect amounts due including accrued interest at the contractual interest rate for the period of delay. Other than the extension of additional time, concessions are not granted to customers at the time of modifications. Modifications are minor and are made for pay-day changes, minor vehicle repairs and other reasons. For those vehicles that are repossessed, the majority are returned or surrendered by the customer on a voluntary basis. Other repossessions are performed by Company personnel or third party repossession agents. Depending on the condition of a repossessed vehicle, it is either resold on a retail basis through a Company dealership, or sold for cash on a wholesale basis primarily through physical or on-line auctions.

New Dealership Openings. Senior management, with the assistance of the corporate office staff, will make decisions with respect to the communities in which to locate a new dealership and the specific sites within those communities. New dealerships have historically been located in the general proximity of existing dealerships to facilitate the corporate office's oversight of the Company's dealerships. The Company currently intends to add one new location for every 10 existing locations into the future, subject to favorable operating performance.

The Company's approach with respect to new dealership openings has been one of gradual development. The manager in charge of a new dealership is normally a recently promoted associate who was an assistant manager at a larger dealership or a manager trainee. The corporate office provides significant resources and support with pre-opening and initial operations of new dealerships. The facility may be of a modular nature or an existing structure. Historically, new dealerships have operated with a low level of inventory and personnel. As a result of the modest staffing level, the new dealership manager performs a variety of duties (i.e., selling, collecting and administrative tasks) during the early stages of his or her dealership's operations. As the dealership develops and the customer base grows, additional staff is hired. Recently, the Company has raised its volume expectation level of new locations somewhat as infrastructure improvements related to new dealership openings have improved.

Typically, monthly sales levels at new dealerships are substantially less than sales levels at mature dealerships. Over time, new dealerships gain recognition in their communities, and a combination of customer referrals and repeat business generally facilitate sales growth. Sales growth at new dealerships can exceed 10% per year for a number of years. Historically, mature dealerships typically experience annual sales growth, but at a lower percentage than new dealerships. Due to continual operational initiatives the Company is able to support higher sales levels as a result. Sales have increased over the most recent fiscal years by 13% in fiscal 2010, 11% in fiscal 2011 and 13% in fiscal 2012 primarily due to same dealership growth.

New dealerships are generally provided with approximately $1.5 million to $2 million in capital from the corporate office during the first 18 to 24 months of operation. These funds are used principally to fund receivables growth. After this 12 to 24 month start-up period, new dealerships can typically begin generating positive cash flow, allowing for some continuing growth in receivables without additional capital from the corporate office. As these dealerships become cash flow positive, a decision is made by senior management to either increase the investment due to favorable return rates on the invested capital, or to deploy capital elsewhere. This limitation of capital to new, as well as existing, dealerships serves as an important operating discipline. Dealerships must be profitable in order to grow and typically new dealerships are profitable within the first year of opening.

Corporate Office Oversight and Management. The corporate office, based in Bentonville, Arkansas, consists of area operations managers, regional vice presidents, regional purchasing directors, a vice president of purchasing, a sales director, a director of collections practices and review, compliance auditors, a vice president of human resources, associate and management development personnel, accounting and management information systems personnel, administrative personnel and senior management. The corporate office monitors and oversees dealership operations. The Company's dealerships transmit and submit operating and financial information and reports to the corporate office on a daily, weekly and monthly basis. This information includes cash receipts and disbursements, inventory and receivables levels and statistics, receivables agings and sales and account loss data. The corporate office uses this information to compile Company-wide reports, plan dealership visits and prepare monthly financial statements.

Periodically, area operations managers, regional vice presidents, compliance auditors and senior management visit the Company's dealerships to inspect, review and comment on operations. The corporate office assists in training new managers and other dealership level associates. Compliance auditors visit dealerships quarterly to ensure policies and procedures are being followed and that the Company's assets are being safe-guarded. In addition to financial results, the corporate office uses delinquency and account loss standards and a point system to evaluate a dealership's performance. Also, bankrupt and legal action accounts and other accounts that have been written off at dealerships are handled by the corporate office in an effort to allow dealership personnel time to focus on more current accounts.

The Company's dealership managers meet monthly on an area, regional or Company-wide basis. At these meetings, corporate office personnel provide training and recognize achievements of dealership managers. Near the end of every fiscal year, the respective area operations manager, regional vice president and senior management conduct "projection" meetings with each dealership manager. At these meetings, the year's results are reviewed and ranked relative to other dealerships, and both quantitative and qualitative goals are established for the upcoming year. The qualitative goals may focus on staff development, effective delegation, and leadership and organization skills. Quantitatively, the Company establishes unit sales goals and profit goals based on invested capital and, depending on the circumstances, may establish delinquency, account loss or expense goals.

The corporate office is also responsible for establishing policy, maintaining the Company's management information systems, conducting compliance audits, orchestrating new dealership openings and setting the strategic direction for the Company.

Industry

Used Car Sales. The market for used car sales in the United States is significant. Used car retail sales typically occur through franchised new car dealerships that sell used cars or independent used car dealerships. The Company operates in the Integrated Auto Sales and Finance segment of the independent used car sales and finance market. Integrated Auto Sales and Finance dealers sell and finance used cars to individuals with limited credit histories or past credit problems. Integrated Auto Sales and Finance dealers typically offer their customers certain advantages over more traditional financing sources, such as broader and more flexible underwriting guidelines, flexible payment terms (including scheduling payments on a weekly or bi-weekly basis to coincide with a customer's payday), and the ability to make payments in person, an important feature to individuals who may not have a checking account.

Used Car Financing. The used automobile financing industry is served by traditional lending sources such as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and Integrated Auto Sales and Finance dealers. Many loans that flow through the more traditional sources have historically ended up packaged in the securitization markets. Despite significant opportunities, many of the traditional lending sources do not consistently provide financing to individuals with limited credit histories or past credit problems. Management believes traditional lenders avoid this market because of its high credit risk and the associated collections efforts. There has been a further constriction in the financing sources that exist for the deep sub-prime automobile market since the financial crisis in 2008 and the resulting recession. Since the Company does not rely on securitizations as a financing source, it has been largely unaffected by the credit constrictions and has been able to continue to grow its revenue level and receivable base.

Competition

The used automotive retail industry is highly competitive and fragmented. The Company competes principally with other independent Integrated Auto Sales and Finance dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale of used vehicles.

Management believes the principal competitive factors in the sale of its used vehicles include (i) the availability of financing to consumers with limited credit histories or past credit problems, (ii) the breadth and quality of vehicle selection, (iii) pricing, (iv) the convenience of a dealership's location, (v) the option to purchase a service contract and/or a payment protection plan, and (vi) customer service. Management believes that its dealerships are competitive in each of these areas.

Seasonality

The Company's third fiscal quarter (November through January) was historically the slowest period for vehicle sales. Conversely, the Company's first and fourth fiscal quarters (May through July and February through April) were historically the busiest times for vehicle sales. Therefore, the Company generally realized a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. However, during recent fiscal years, tax refund anticipation sales have begun in early November and continued through January (the Company's third fiscal quarter). The success of the tax refund anticipation sales effort has led to higher sales levels during the third fiscal quarters and the Company expects this trend to continue in future periods. However, a shift in the timing of actual tax refund dollars in the Company's markets shifted sales and collections from the third to the fourth quarter in fiscal 2011 and fiscal 2012 and is expected to have a similar effect in future years. If conditions arise that impair vehicle sales during the first, third or fourth fiscal quarters, the adverse effect on the Company's revenues and operating results for the year could be disproportionately large.

Regulation and Licensing

The Company's operations are subject to various federal, state and local laws, ordinances and regulations pertaining to the sale and financing of vehicles. Under various state laws, the Company's dealerships must obtain a license in order to operate or relocate. These laws also regulate advertising and sales practices. The Company's financing activities are subject to federal laws such as truth-in-lending and equal credit opportunity laws and regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Among other things, these laws require that the Company limit or prescribe terms of the contracts it originates, require specified disclosures to customers, restrict collections practices, limit the Company's right to repossess and sell collateral, and prohibit discrimination against customers on the basis of certain characteristics including age, race, gender and marital status. Additionally, the Company anticipates that it could be subject to new regulations in connection with federal laws enacted by the United States Congress to establish the Consumer Financial Protection Bureau ("Bureau") with potentially broad regulatory powers over consumer credit products and services such as those offered by the Company. The provisions of this legislation are still in the implementation phase, and the Bureau has only recently begun exercising its rulemaking and enforcement authority. The Bureau's powers include supervisory authority over certain providers of consumer financial products and services; the authority to adopt rules describing specified acts and practices as being "unfair," "deceptive" or "abusive," and hence unlawful; the authority to impose recordkeeping obligations; and the authority to enforce various federal laws related to consumer finance. Until the Bureau begins to propose rules and regulations that apply to consumer credit activities relevant to the products and services of the Company, it is not possible to accurately predict what effect the Bureau will have on the business or on the Company's operations and financial performance.

The states in which the Company operates impose limits on interest rates the Company can charge on its installment contracts. These limits have generally been based on either (i) a specified margin above the federal primary credit rate, (ii) the age of the vehicle, or (iii) a fixed rate. Management believes the Company is in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. However, the adoption of additional laws, changes in the interpretation of existing laws, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's used vehicle sales and finance business.

Employees

As of April 30, 2012, the Company, including its consolidated subsidiaries, employed approximately 1,100 full time associates. None of the Company's employees are covered by a collective bargaining agreement and the Company believes that its relations with its employees are good.

Available Information

The Company's website is located at www.car-mart.com. The Company makes available on this website, free of charge, access to its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as well as proxy statements and other information the Company files with, or furnishes to, the Securities and Exchange Commission ("SEC") as soon as reasonably practicable after the Company electronically submits this material to the SEC. The information contained on the website or available by hyperlink from the website is not incorporated into this Annual Report on Form 10-K or other documents the Company files with, or furnishes to, the SEC.

Executive Officers of the Registrant

The following table provides information regarding the executive officers of the Company as of April 30, 2012:

Name	Age	Position with the Company
William H. Henderson................	48	President, Chief Executive Officer and Director
Eddie L. Hight........................	49	Chief Operating Officer
Jeffrey A. Williams	49	Chief Financial Officer, Vice President Finance, Secretary and Director

William H. Henderson has served as President of the Company since May 2002 and as Chief Executive Officer of the Company since October 2007. Mr. Henderson has also served as a director of the Company since September 2002. From 1999 until May 2002, Mr. Henderson served as Chief Operating Officer of Car-Mart. From 1992 through 1998, Mr. Henderson served as General Manager of Car-Mart. From 1987 to 1992, Mr. Henderson primarily held the positions of District Manager and Regional Manager at Car-Mart.

Eddie L. Hight has served as Chief Operating Officer of the Company since May 2002. From 1984 until May 2002, Mr. Hight held a number of positions at Car-Mart including Dealership Manager and Regional Manager.

Jeffrey A. Williams has served as Chief Financial Officer, Vice President Finance and Secretary of the Company since October 1, 2005. Mr. Williams has also served as a director of the Company since August 2011. Mr. Williams is a Certified Public Accountant and prior to joining the Company, his experience included approximately seven years in public accounting with Arthur Andersen & Co. and Coopers and Lybrand LLC in Tulsa, Oklahoma and Dallas, Texas. His experience also includes approximately five years as Chief Financial Officer and Vice President of Operations of Wynco, LLC, a nationwide distributor of animal health products.

Item 1A. Risk Factors

The Company is subject to various risks. The following is a discussion of risks that could materially and adversely affect the Company's business, operating results, and financial condition.

The Company may have a higher risk of delinquency and default than traditional lenders because it finances its sales of used vehicles to credit-impaired borrowers.

Substantially all of the Company's automobile contracts involve financing to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Financing made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than financing made to borrowers with better credit. Delinquency interrupts the flow of projected interest income and repayment of principal from a contract, and a default can ultimately lead to a loss if the net realizable value of the automobile securing the contract is insufficient to cover the principal and interest due on the contract or the vehicle cannot be recovered. The Company's profitability depends, in part, upon its ability to properly evaluate the creditworthiness of non-prime borrowers and efficiently service such contracts. Although the Company believes that its underwriting criteria and collection methods enable it to manage the higher risks inherent in financing made to non-prime borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. If the Company experiences higher losses than anticipated, its financial condition, results of operations and business prospects could be materially and adversely affected.

The Company's allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its financial condition and operating results.

From time to time, the Company has to recognize losses resulting from the inability of certain borrowers to pay contracts and the insufficient realizable value of the collateral securing contracts. The Company maintains an allowance for credit losses in an attempt to cover credit losses inherent in its contract portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than the Company has experienced to date. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to delinquency levels, collateral values, economic conditions and underwriting and collections practices. This evaluation is inherently subjective as it requires estimates of material factors that may be susceptible to significant change. If the Company's assumptions and judgments prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its contract portfolio which could adversely affect the Company's financial condition and results of operations.

A reduction in the availability or access to sources of inventory would adversely affect the Company's business by increasing the costs of vehicles purchased.

The Company acquires vehicles primarily through wholesalers, new car dealers, individuals and auctions. There can be no assurance that sufficient inventory will continue to be available to the Company or will be available at comparable costs. Any reduction in the availability of inventory or increases in the cost of vehicles would adversely affect gross margin percentages as the Company focuses on keeping payments affordable to its customer base. The Company could have to absorb cost increases. The overall new car sales volumes in the United States have decreased dramatically from peak sales years and this has had and could continue to have a significant negative effect on the supply of vehicles available to the Company in future periods. The March 2011 earthquake and tsunami in Japan also had a negative effect on new vehicle sales which could affect used vehicle availability in future years.

The used automotive retail industry is highly competitive and fragmented, which could result in increased costs to the Company for vehicles and adverse price competition.

The Company competes principally with other independent Integrated Auto Sales and Finance dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale of used vehicles. The Company's competitors may sell the same or similar makes of vehicles that Car-Mart offers in the same or similar markets at competitive prices. Increased competition in the market, including new entrants to the market, could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Further, if any of the Company's competitors seek to gain or retain market share by reducing prices for used vehicles, the Company would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

The used automotive retail industry operates in a highly regulated environment with significant attendant compliance costs and penalties for non-compliance.

The used automotive retail industry is subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and laws regarding advertising, vehicle sales, financing, and employment practices. Facilities and operations are also subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. The violation of these laws and regulations could result in administrative, civil, or criminal penalties against the Company or in a cease and desist order. As a result, the Company has incurred, and will continue to incur, capital and operating expenditures, and other costs in complying with these laws and regulations. Further, over the past several years, private plaintiffs and federal, state, and local regulatory and law enforcement authorities have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale of motor vehicles. Additionally, the Company anticipates that it could be subject to additional regulations under the newly established federal Consumer Financial Protection Bureau, which has broad regulatory powers over consumer credit products and services such as those offered by the Company. The provisions of this legislation are still in the implementation phase, and the Bureau has only recently begun exercising its rulemaking and enforcement authority. The Bureau's powers include supervisory authority over certain providers of consumer financial products and services; the authority to adopt rules describing specified acts and practices as being "unfair," "deceptive" or "abusive," and hence unlawful; the authority to impose recordkeeping obligations; and the authority to enforce various federal laws related to consumer finance.

Inclement weather can adversely impact the Company's operating results.

The occurrence of weather events, such as rain, snow, wind, storms, hurricanes, or other natural disasters, which adversely affect consumer traffic at the Company's automotive dealerships, could negatively impact the Company's operating results.

Recent and future disruptions in domestic and global economic and market conditions could have adverse consequences for the used automotive retail industry in the future and may have greater consequences for the non-prime segment of the industry.

In the normal course of business, the used automotive retail industry is subject to changes in regional U.S. economic conditions, including, but not limited to, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. Recent and future disruptions in domestic and global economic and market conditions could adversely affect consumer demand and/or increase the Company's costs, resulting in lower profitability for the Company. Due to the Company's focus on non-prime customers, its actual rate of delinquencies, repossessions and credit losses on contracts could be higher under adverse economic conditions than those experienced in the automotive retail finance industry in general. The Company is unable to predict with certainty the future impact of the most recent global economic conditions on consumer demand in our markets or on the Company's costs.

The Company's business is geographically concentrated; therefore, the Company's results of operations may be adversely affected by unfavorable conditions in its local markets.

The Company's performance is subject to local economic, competitive, and other conditions prevailing in the nine states where the Company operates. The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Alabama, Arkansas, Kentucky, Mississippi, Missouri, Oklahoma, Tennessee and Texas with approximately 43% of revenues resulting from sales to Arkansas customers. The Company's current results of operations depend substantially on general economic conditions and consumer spending habits in these local markets. Any decline in the general economic conditions or decreased consumer spending in these markets may have a negative effect on the Company's results of operations.

The Company's success depends upon the continued contributions of its management teams and the ability to attract and retain qualified employees.

The Company is dependent upon the continued contributions of its management teams. Because the Company maintains a decentralized operation in which each dealership is responsible for buying and selling its own vehicles, making credit decisions and collecting contracts it originates, the key employees at each dealership are important factors in the Company's ability to implement its business strategy. Consequently, the loss of the services of key employees could have a material adverse effect on the Company's results of operations. In addition, when the Company decides to open new dealerships, the Company will need to hire additional personnel. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive and may subject the Company to increased labor costs during periods of low unemployment.

The Company's business is dependent upon the efficient operation of its information systems.

The Company relies on its information systems to manage its sales, inventory, consumer financing, and customer information effectively. The failure of the Company's information systems to perform as designed, or the failure to maintain and continually enhance or protect the integrity of these systems, could disrupt the Company's business, impact sales and profitability, or expose the Company to customer or third-party claims.

Changes in the availability or cost of capital and working capital financing could adversely affect the Company's growth and business strategies and the recent volatility and disruption of the capital and credit markets, and adverse changes in the global economy, could have a negative impact on the Company's ability to access the credit markets in the future and/or obtain credit on favorable terms.

The Company generates cash from income from continuing operations. The cash is primarily used to fund finance receivables growth. To the extent finance receivables growth exceeds income from continuing operations, generally the Company increases its borrowings under its revolving credit facilities to provide the cash necessary to fund installment sales contracts. On a long-term basis, the Company expects its principal sources of liquidity to consist of income from continuing operations and borrowings under revolving credit facilities and/or fixed interest term loans. Any adverse changes in the Company's ability to borrow under revolving credit facilities or fixed interest term loans, or any increase in the cost of such borrowings, would likely have a negative impact on the Company's ability to finance receivables growth which would adversely affect the Company's growth and business strategies. Further, the Company's current credit facilities contain various reporting and financial performance covenants. Any failure of the Company to comply with these covenants could have a material adverse effect on the Company's ability to implement its business strategy.

The capital and credit markets have remained somewhat constricted as a result of adverse economic conditions that have caused the failure and near failure of a number of large financial services companies in the past few years. While currently these conditions have not impaired the Company's ability to access the credit markets and finance its operations, there can be no assurance that there will not be a further deterioration in the financial markets. If the capital and credit markets experience further disruptions and the availability of funds remains low, it is possible that the Company's ability to access the capital and credit markets may be limited or available on less favorable terms at a time when the Company would like, or need, to do so, which could have an impact on the Company's ability to refinance maturing debt or react to changing economic and business conditions. In addition, if current global economic conditions persist for an extended period of time or worsen substantially, the Company's business may suffer in a manner which could cause the Company to fail to satisfy the financial and other restrictive covenants under its credit facilities.

The Company's growth strategy is dependent upon the following factors:

- *Availability of suitable dealership sites.* Our ability to open new dealerships is subject to the availability of suitable dealership sites in locations and on terms favorable to the Company. If and when the Company decides to open new dealerships, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of the Company's dealership base. In addition, if a new dealership is unsuccessful and we are forced to close the dealership, we could incur additional costs if we are unable to dispose of the property in a timely manner or on terms favorable to the Company. Any of these circumstances could have a material adverse effect on the Company's expansion strategy and future operating results.

- *Ability to attract and retain management for new dealerships.* The success of new dealerships is dependent upon the Company being able to hire and retain additional competent personnel. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive. If we are unable to hire and retain qualified and competent personnel to operate our new dealerships, these dealerships may not be profitable, which could have a material adverse effect on our future financial condition and operating results.

- *Availability and cost of vehicles.* The cost and availability of sources of inventory could affect the Company's ability to open new dealerships. The overall new car sales volumes in the United States have decreased dramatically from peak sales years and this could potentially have a significant negative effect on the supply of vehicles at appropriate prices available to the Company in future periods. This could make it difficult to supply appropriate levels of inventory for an increasing number of dealerships without significant additional costs, which could limit our future sales or reduce future profit margins if we are required to incur substantially higher costs to maintain appropriate inventory levels.

- *Acceptable levels of credit losses at new dealerships.* Credit losses tend to be higher at new dealerships due to fewer repeat customers and less experienced associates. Therefore, the opening of new dealerships tends to increase our overall credit losses. In addition, our new dealerships may experience higher than anticipated credit losses, which may require us to incur additional costs to reduce future credit losses or to close the underperforming locations altogether. Any of these circumstances could have a material adverse effect on our future financial condition and operating results.

The Company's business is subject to seasonal fluctuations.

The Company's third fiscal quarter (November through January) was historically the slowest period for vehicle sales. Conversely, the Company's first and fourth fiscal quarters (May through July and February through April) were historically the busiest times for vehicle sales. Therefore, the Company generally realized a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. However, during recent fiscal years, tax refund anticipation sales have begun in early November and continued through January (the Company's third fiscal quarter). The success of the tax refund anticipation sales effort has led to higher sales levels during the third fiscal quarters and the Company expects this trend to continue in future periods. However, a shift in the timing of actual tax refund dollars in the Company's markets shifted sales and collections from the third to the fourth quarter in fiscal 2011 and 2012 and is expected to have a similar effect in future years. If conditions arise that impair vehicle sales during the first, third or fourth fiscal quarters, the adverse effect on the Company's revenues and operating results for the year could be disproportionately large.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of April 30, 2012, the Company leased approximately 79% of its facilities, including dealerships and the Company's corporate offices. These facilities are located principally in the states of Alabama, Arkansas, Kentucky, Mississippi, Missouri, Oklahoma, Tennessee and Texas. The Company's corporate offices are located in approximately 12,000 square feet of leased space in Bentonville, Arkansas. For additional information regarding the Company's properties, see "Contractual Payment Obligations" and "Off-Balance Sheet Arrangements" under Item 7 of Part II.

Item 3. Legal Proceedings

In the ordinary course of business, the Company has become a defendant in various types of legal proceedings. While the outcome of these proceedings cannot be predicted with certainty, the Company does not expect the final outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol CRMT. The following table sets forth, by fiscal quarter, the high and low sales prices reported by NASDAQ for the Company's common stock for the periods indicated.

	Fiscal 2012		Fiscal 2011	
	High	Low	High	Low
First quarter	$ 37.50	$ 23.73	$ 27.20	$ 20.40
Second quarter	35.07	25.81	27.48	21.27
Third quarter	41.23	31.09	30.10	24.11
Fourth quarter	48.24	37.02	27.30	22.77

As of June 14, 2012, there were approximately 913 shareholders of record. This number excludes stockholders holding the Company's common stock as "beneficial owners" under nominee security position listings.

We currently maintain two compensation plans, the Stock Incentive Plan and the 2007 Stock Option Plan, which provide for the issuance of stock-based compensation to directors, officers and other employees. These plans have been approved by the stockholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of April 30, 2012:

Plan Category	Number of securities to be issued upon exercise of oustanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the stockholders	1,118,250	$20.46	619,527
Equity compensation plans not approved by the stockholders	-	-	-

Stockholder Return Performance Graph

Set forth below is a line graph comparing the fiscal year end percentage change in the cumulative total stockholder return on the Company's common stock to (i) the cumulative total return of the NASDAQ Market Index (U.S. companies), and (ii) the Hemscott Group 744 Index – Auto Dealerships ("Automobile Index"), for the period of five fiscal years commencing on May 1, 2007 and ending on April 30, 2012. The graph assumes that the value of the investment in the Company's common stock and each index was $100 on April 30, 2007.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among America's Car-Mart, Inc., the NASDAQ Composite Index, and Auto Dealerships
$400
$350
$300
$250
$200
$150
$100
$50
$0
4/07
4/08
4/09
4/10
4/11
4/12
America's Car-Mart, Inc.
NASDAQ Composite
Peer Group
*$100 invested on 4/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending April 30.

The dollar value at April 30, 2012 of $100 invested in the Company's common stock on April 30, 2007 was $358.35, compared to $138.94 for the Automobile Index described above and $122.43 for the NASDAQ Market Index (U.S. Companies).

Dividend Policy

Since its inception, the Company has paid no cash dividends on its common stock. The Company currently intends for the foreseeable future to continue its policy of retaining earnings to finance future growth. Payment of cash dividends in the future will be determined by the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions that may exist, and such other factors as the Board of Directors may deem relevant. The Company is also limited in the amount of dividends or other distributions it can make to its shareholders without the consent of Car-Mart's lender. Please see "Liquidity and Capital Resources" under Item 7 of Part II for more information regarding this limitation.

Issuer Purchases of Equity Securities

The Company is authorized to repurchase up to one million shares of its common stock under the common stock repurchase program as amended and approved by the Board of Directors on November 17, 2011. The following table sets forth information with respect to purchases made by or on behalf of the Company of shares of the Company's common stock during the periods indicated:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[(1)]
February 1, 2012 through February 29, 2012	-	$ -	-	908,695
March 1, 2012 through March 31, 2012	130,549	$ 45.23	130,549	778,146
April 1, 2012 through April 30, 2012 [(2)]	79,879	$ 43.97	79,168	698,978
Total	210,428	$ 44.75	209,717	698,978

(1) The above described stock repurchase program has no expiration date.
(2) 711 of the shares purchased during April 2012 were originally granted to employees as restricted stock pursuant to the Company's Stock Incentive Plan. Pursuant to the Stock Incentive Plan, these shares were surrendered by the employees in exchange for the Company's agreement to pay federal and state withholding obligations resulting from the vesting of the restricted stock. These repurchases were not made pursuant to a publicly announced plan or program and do not reduce the number of shares that may yet be purchased under the Company's publicly announced repurchase program.

Item 6. Selected Financial Data

The financial data set forth below was derived from the audited consolidated financial statements of the Company and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto contained in Item 8, and the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended April 30, (In thousands, except per share amounts)				
	2012	2011	2010	2009	2008
Revenues	$ 430,177	$ 379,251	$ 338,930	$ 298,966	$ 274,631
Net income attributable to common stockholders	$ 32,947	$ 28,175	$ 26,799	$ 17,906	$ 15,033
Diluted earnings per share from continuing operations	$ 3.24	$ 2.54	$ 2.27	$ 1.52	$ 1.26

	April 30, (In thousands, except per share amounts)				
	2012	2011	2010	2009	2008
Total assets	$ 310,940	$ 276,409	$ 251,272	$ 219,624	$ 200,589
Total debt	$ 77,900	$ 47,539	$ 38,766	$ 29,839	$ 40,337
Mandatorily redeemable preferred stock	$ 400	$ 400	$ 400	$ 400	$ 400
Total equity	$ 184,473	$ 187,011	$ 176,190	$ 157,077	$ 137,322
Shares outstanding	9,378	10,497	11,338	11,729	11,688

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing in Item 8 of this Annual Report on Form 10-K.

Overview

America's Car-Mart, Inc., a Texas corporation (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Integrated Auto Sales and Finance" segment of the used car market. References to the Company include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas"), and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2012, the Company operated 114 dealerships located primarily in small cities throughout the South-Central United States.

Car-Mart has been operating since 1981. Car-Mart has grown its revenues between approximately 3% and 21% per year over the last ten years (average 13%). Growth results from same dealership revenue growth and the addition of new dealerships. Revenue increased 13.4% for the fiscal year ending April 30, 2012 compared to fiscal 2011 primarily due to a 9.6% increase in retail units sold, a 3.4% increase in average retail sales price and a 15.9% increase in interest income.

The Company's primary focus is on collections. Each dealership is responsible for its own collections with supervisory involvement of the corporate office. Over the last five fiscal years, the Company's credit losses as a percentage of sales have ranged between approximately 20.2% in fiscal 2010 and 22.0% in fiscal 2008 (average of 21.1%). Credit losses in fiscal 2008 were 22% of sales as the Company continued to focus on operational initiatives, including credit and collections efforts. In fiscal 2009, the Company saw the benefit of continuing operational improvements despite negative macro-economic factors and experienced a reduction in credit losses to 21.5% of sales. Improvements in credit losses continued into fiscal 2010 as the provision for credit losses was 20.2 % of sales for the year ended April 30, 2010. The Company experienced credit losses of 20.8% of sales for fiscal 2011 and 21.1% of sales for fiscal 2012. In fiscal 2011 the higher credit losses primarily related to credit losses during the second fiscal quarter as the Company did experience some modest operational difficulties. In fiscal 2012 the Company experienced slightly higher credit losses; however, the losses were within the range of credit losses that the Company targets annually. Credit results have been acceptable and have been consistent over the past several years, and the overall quality of the portfolio at April 30, 2012 was good based on performance factors underlying the outstanding loan pools. As a result, management reduced the allowance for credit losses at April 30, 2012 to 21.5% from 22.0% at April 30, 2011.

The Company continues to make improvements its business practices, including better underwriting and better collection procedures. These improvements in business practices have led to consistent collection results. Negative macro-economic issues do not always lead to higher credit loss results for the Company because the Company provides basic affordable transportation which in many cases is not a discretionary expenditure for customers. The Company has installed a proprietary credit scoring system which enables the Company to monitor the quality of contracts on the front end. Corporate office personnel monitor proprietary credit scores and work with dealerships when the distribution of scores falls outside of prescribed thresholds. Additionally, the Company has increased its investment in the corporate infrastructure within the collections area, including the hiring of a Director of Collection Practices and Review, which is also having a positive effect on results by providing more timely oversight and providing for more accountability on a consistent basis. In addition, the Company now has several Collection Specialists who assist the Director of Collection Practices and Review with monitoring and training efforts. Also, turnover at the dealership level for collections positions is down compared to historical levels, which is having a positive effect on results. The Company believes that the proper execution of its business practices is the single most important determinant of credit loss experience.

Historically, credit losses, on a percentage basis, tend to be higher at new and developing dealerships than at mature dealerships. Generally, this is the case because the management at new and developing dealerships tends to be less experienced in making credit decisions and collecting customer accounts and the customer base is less seasoned. Normally the older, more mature dealerships have more repeat customers and on average, repeat customers are a better credit risk than non-repeat customers. The Company does believe that higher energy and fuel costs, general inflation and potentially lower personal income levels affecting customers can have a negative impact on collections.

The Company's gross margins as a percentage of sales have been fairly consistent from year to year. Over the last five fiscal years, the Company's gross margins as a percentage of sales have ranged between approximately 42% and 44%. Gross margin as a percentage of sales for fiscal 2012 was 42.3%. The Company's gross margins are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. Gross margins in recent years have been negatively affected by the increase in the average retail sales price (a function of a higher purchase price) and higher operating costs, mostly related to increased vehicle repair costs and higher fuel costs. Additionally, the percentage of wholesale sales to retail sales, which relate for the most part to repossessed vehicles sold at or near cost, can have a significant effect on overall gross margins. The negative effect from wholesale sales was higher during the first part of fiscal 2008 due to the increased level of repossession activity coupled with relatively flat retail sales levels. Higher retail sales levels and lower repossessions activity during the latter part of fiscal 2008 and for fiscal 2009 helped to bring gross margin percentages back up. Gross margin percentages in fiscal 2010 benefitted from higher retail sales levels and from a strong wholesale market for repossessed vehicles due to overall used vehicle supply shortages. The gross margin percentage in fiscal 2011 and fiscal 2012 was negatively affected by higher wholesale sales, increased average retail selling price, higher inventory repair costs and lower margins on the payment protection plan and service contract products. The Company expects that its gross margin percentage will not change significantly in the near term from the current level (42% range).

Hiring, training and retaining qualified associates are critical to the Company's success. The rate at which the Company adds new dealerships and is able to implement operating initiatives is limited by the number of trained managers and support personnel the Company has at its disposal. Excessive turnover, particularly at the dealership manager level, could impact the Company's ability to add new dealerships and to meet operational initiatives. The Company has added resources to recruit, train, and develop personnel, especially personnel targeted to fill dealership manager positions. The Company expects to continue to invest in the development of its workforce in fiscal 2013 and beyond.

Consolidated Operations
(Operating Statement Dollars in Thousands)

	Years Ended April 30,			% Change 2012 vs. 2011	% Change 2011 vs. 2010	As a % of Sales		
	2012	2011	2010			2012	2011	2010
Operating Statement:								
Revenues:								
Sales	$ 386,857	$ 341,859	$ 308,756	13.2 %	10.7 %	100.0 %	100.0 %	100.0 %
Interest and other income	43,320	37,392	30,174	15.9	23.9	11.2	10.9	9.8
Total	430,177	379,251	338,930	13.4	11.9	111.2	110.9	109.8
Costs and expenses:								
Cost of sales, excluding shown below	223,392	195,985	173,106	14.0 %	13.2 %	57.7	57.3	56.1
Selling, general and administrative	67,663	62,141	57,207	8.9	8.6	17.5	18.2	18.5
Provision for credit losses	81,638	70,964	62,277	15.0	13.9	21.1	20.8	20.2
Loss on prepayment of debt	-	507	-	-	-	-	0.1	-
Interest expense	2,285	2,625	2,319	(13.0)	13.2	0.6	0.8	0.8
Depreciation and amortization	2,329	1,928	1,694	20.8	13.8	0.6	0.6	0.5
Loss on disposal of property and equipment	91	55	375	65.5	(85.3)	-	-	0.1
Total	377,398	334,205	296,978	12.9	12.5	97.5	97.8	96.2
Income before Taxes	$ 52,779	$ 45,046	$ 41,952	17.2	7.4	13.6 %	13.2 %	13.6 %
Operating Data:								
Retail units sold	37,722	34,424	32,196	9.6 %	6.9 %			
Average dealerships in operation	110	101	95	8.9	6.3			
Average units sold per dealership	343	341	339	0.6	0.6			
Average retail sales price	$ 9,675	$ 9,361	$ 9,137	3.4	2.5			
Same store revenue growth	7.5%	7.3%	11.2%					
Receivables average yield	14.2%	13.6%	12.0%					

2012 Compared to 2011

Total revenues increased $50.9 million, or 13.4%, in fiscal 2012, as compared to revenue growth of 11.9% in fiscal 2011, principally as a result of (i) revenue growth from dealerships that operated a full 12 months in both periods ($27.8 million), (ii) revenue growth from dealerships opened during fiscal 2011 or dealerships that opened or closed a satellite location during fiscal 2011 ($15.3 million), and (iii) revenues from dealerships opened during fiscal 2012 ($7.8 million). The increase in revenue for fiscal 2012 is attributable to (i) a 9.6% increase in retail unit volumes together with a 3.4% increase in the average unit sales price, (ii) a 15.9% increase in interest and other income and, (iii) a $2.3 million increase in wholesale sales.

Cost of sales, as a percentage of sales, increased to 57.7% in fiscal 2012 from 57.3% in fiscal 2011. The Company's cost of sales as a percentage of sales was negatively affected by increased average selling price, higher inventory repair costs and a lower margin for the payment protection plan and service contract products. The Company's selling prices are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. The Company will continue to focus efforts on minimizing the average retail sales price in order to help keep the contract terms shorter, which helps customers to maintain appropriate equity in their vehicles. The consumer demand for vehicles the Company purchases for resale remains high. This high demand has been exacerbated by the decrease in new car sales during the last few years, which results in higher purchase costs for the Company.

Selling, general and administrative expenses, as a percentage of sales, decreased 0.7% to 17.5% in fiscal 2012 from 18.2% in fiscal 2011. The percentage decrease was principally the result of higher sales levels as a large majority of the Company's operating costs are more fixed in nature. In dollar terms, overall selling, general and administrative expenses increased $5.5 million from fiscal 2011, which consisted primarily of increased payroll costs and other incremental costs related to new lot openings. Many of the company's compensation arrangements are tied to financial performance and as such, more payroll costs are incurred during periods of improved financial results.

Provision for credit losses, as a percentage of sales, increased 0.3% to 21.1% in fiscal 2012 from 20.8% in fiscal 2011 (excluding the effect of the reduction in the allowance credit losses were 21.5% of sales in fiscal 2012). The Company continues to push for improvements and better execution of its collection practices. However, the extended negative macro-economic issues continue to put pressure on our customers and the resulting collections of our finance receivables. Despite the increase in credit losses in fiscal 2012 compared to the prior fiscal year, the credit losses for fiscal 2012 were in line with historical experience and within an acceptable range. The Company continues to take steps to improve dealership level execution regarding collections. Additionally, the Company continues to increase its investment in the corporate infrastructure within the collection area which is expected to continue to have a positive effect on results by providing more oversight and providing more accountability on a consistent basis. The Company believes that the proper execution of its business practices is the single most important determinant of credit loss experience.

Interest expense as a percentage of sales decreased to 0.6% for fiscal 2012 compared to 0.8% for fiscal 2011. Higher average borrowings during the fiscal year 2012 ($93.6 million compared to $48.4 million in the prior year) were partially offset by lower interest rates on the Company's variable rate debt.

2011 Compared to 2010

Total revenues increased $40.3 million, or 11.9%, in fiscal 2011, as compared to revenue growth of 13.4% in fiscal 2010, principally as a result of (i) revenue growth from dealerships that operated a full 12 months in both periods ($24.2 million), (ii) revenue growth from dealerships opened during fiscal 2010 or dealerships that opened or closed a satellite location during fiscal 2010 ($6.6 million), and (iii) revenues from dealerships opened during fiscal 2011 ($9.5 million). The increase in revenue for fiscal 2011 is attributable to (i) a 6.9% increase in retail unit volumes together with a 2.5% increase in the average unit sales price, (ii) a 23.9% increase in interest and other income and, (iii) a $5.0 million increase in wholesale sales.

Cost of sales, as a percentage of sales, increased to 57.3% in fiscal 2011 from 56.1% in fiscal 2010. The Company's cost of sales as a percentage of sales was negatively affected by a higher percentage of wholesale sales, increased average selling price, higher inventory repair costs and a lower margin for the payment protection plan product primarily related to increased claims due to severe weather in a few of our service areas. Wholesale sales, for the most part, relate to repossessed vehicles sold at or near cost. The Company's selling prices are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. The Company will continue to focus efforts on minimizing the average retail sales price in order to help keep the contract terms shorter, which helps customers to maintain appropriate equity in their vehicles. The consumer demand for vehicles the Company purchases for resale remains high. This high demand has been exacerbated by the decrease in domestic new car sales, which results in higher purchase costs for the Company.

Selling, general and administrative expenses, as a percentage of sales, decreased 0.3% to 18.2% in fiscal 2011 from 18.5% in fiscal 2010. The percentage decrease was principally the result of higher sales levels as a large majority of the Company's operating costs are more fixed in nature. In dollar terms, overall selling, general and administrative expenses increased $4.9 million from fiscal 2010, which consisted primarily of increased payroll costs and other incremental costs related to new lot openings. Many of the company's compensation arrangements are tied to financial performance and as such, more payroll costs are incurred during periods of improved financial results.

Provision for credit losses, as a percentage of sales, increased 0.6% to 20.8% in fiscal 2011 from 20.2% in fiscal 2010. The Company continued to push for improvements and better execution of its collection practices, which were offset by negative macro-economic issues that were prevalent during most of fiscal 2010 and fiscal 2011. The slight increase for the fiscal 2011 related primarily to higher credit losses during the second fiscal quarter as the Company experienced some operational difficulties, specifically as related to working individually with its customers concerning collection issues. The Company continued to take steps to improve dealership level execution regarding collections. Additionally, the Company continued to increase its investment in the corporate infrastructure within the collection area which was expected to have a positive effect on results by providing more oversight and providing more accountability on a consistent basis. The Company believes that the proper execution of its business practices is the single most important determinant of credit loss experience.

The Company incurred a yield maintenance fee of $507,000 associated with the early payoff of the term loan. This amount is reflected in the fiscal 2011 operating results in loss on prepayment of debt.

Interest expense (excluding the non-cash charge related to the change in fair value of the interest rate swap agreement described below) as a percentage of sales remained constant at 0.8% for fiscal 2011 and fiscal 2010. Higher average borrowings during the fiscal year 2011 ($48.4 million compared to $33.0 million in the prior year) were partially offset by lower interest rates on the Company's variable rate debt.

The Company had an interest rate swap agreement (the "Agreement") which was not designated as a hedge by Company management; therefore, the gain (loss) of the Agreement is reported as a component of interest expense in earnings. The non-cash charge related to the Agreement was caused by a number of factors, including changes in interest rates, amount of notional debt outstanding, and number of months until maturity. The Company terminated the interest rate swap agreement in April 2011 for $1.3 million due to unfavorable interest rate movements.

The net income for the Agreement reported in earnings as interest income was $72,000 for fiscal 2011 compared to net income of $155,000 for fiscal 2010. The interest on the credit facilities, the net settlements under the interest rate swap, the changes in the fair value of the Agreement, and the termination payment are all reflected as interest expense in the Company's Consolidated Statement of Operations.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at April 30, 2012, 2011 and 2010 (in thousands):

	April 30,		
	2012	2011	2010
Assets:			
Finance receivables, net	$ 251,103	$ 222,305	$ 205,423
Inventory	27,242	23,595	20,367
Property and equipment, net	27,547	25,532	22,722
Liabilities:			
Accounts payable and accrued liabilities	20,701	19,091	18,471
Deferred payment protection plan revenue	10,745	8,963	8,229
Deferred tax liabilities, net	16,721	13,405	9,193
Revolving credit facilities & notes payable	77,900	47,539	38,766

Historically, finance receivables tended to grow slightly faster than revenue growth. This was historically due, to a large extent, to an increasing weighted average term necessitated by increases in the average retail sales price. The following table shows receivables growth compared to revenue growth. The average term for installment sales contracts at April 30, 2012 was 28.1 months compared to 27.3 months at April 30, 2011 and collections were relatively constant between fiscal years. Charge-offs were slightly higher during fiscal 2011 and fiscal 2012 contributing to the growth in receivables being less than revenue growth. Revenue growth results from same store revenue growth and the addition of new dealerships. With the Company benefiting from expected stronger collections on an annual basis, it is anticipated going forward that growth in finance receivables will approximate overall revenue growth on an annual basis.

	Years Ended April 30,		
	2012	2011	2010
Growth in finance receivable, net of deferred payment protection plan revenue	11.9%	8.2%	12.9%
Revenue growth	13.4%	11.9%	13.4%

In fiscal 2012, inventory increased 15.5% ($3.6 million) as compared to revenue growth of 13.4%. The increase resulted primarily from (i) slightly higher overall price increases for the type of vehicle the Company purchases for resale, (ii) the Company's desire to offer a broad mixture and increased quantities of vehicles to adequately serve its expanding retail customer base and (iii) new dealership openings. The Company will continue to manage inventory levels in the future to ensure adequate supply of vehicles, in volume and mix, and to meet sales demand.

Property and equipment, net increased $2.0 million in fiscal 2012 as compared to fiscal 2011 as the Company incurred expenditures related to new dealerships as well as to refurbish and expand a number of existing locations.

Accounts payable and accrued liabilities increased $1.6 million at April 30, 2012 as compared to April 30, 2011 due primarily to increased payables related to higher inventory levels and other volume related expenditures as well as increased compensation payable as a result of the increased profit levels.

The unearned portion of the payment protection plan product increased $1.8 million in fiscal 2012 over fiscal 2011, primarily resulting from the increased sales of the payment protection plan product.

Deferred tax liabilities, net increased $3.3 million at April 30, 2012 as compared to April 30, 2011 primarily due to increased finance receivables and increased book/tax difference on fixed assets due to bonus depreciation, partially offset by deferred tax assets related to the increased accrued liabilities and increased share based compensation.

Borrowings on the Company's revolving credit facilities fluctuate primarily based upon a number of factors including (i) net income, (ii) finance receivables changes, (iii) income taxes, (iv) capital expenditures and (v) common stock repurchases. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have funded the Company's finance receivables growth, capital asset purchases and common stock repurchases. In fiscal 2012 the Company had a $30.4 million net increase in total debt to help finance receivables growth of $34.5 million, capital expenditures of $4.5 million and common stock repurchases of $39.4 million.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to the Company's Statements of Cash Flows (in thousands):

	Years Ended April 30,		
	2012	2011	2010
Operating activities:			
Net income	$ 32,987	$ 28,215	$ 26,839
Provision for credit losses	81,638	70,964	62,277
Losses on claims for payment protection plan	6,053	4,927	4,504
Depreciation and amortization	2,329	1,928	1,694
Amortization of debt issuance costs	182	88	-
Stock based compensation	2,172	2,885	2,727
Unrealized gain for change in fair value of interest rate swap	-	(72)	(155)
Deferred income taxes	3,316	4,212	816
Finance receivable originations	(354,328)	(311,249)	(283,626)
Finance receivable collections	200,697	188,840	169,902
Accrued interest on finance receivables	(295)	(172)	(183)
Inventory	33,495	26,408	18,740
Accounts payable and accrued liabilities	1,482	1,302	3,402
Deferred payment protection plan revenue	1,782	734	876
Income taxes, net	(3)	(1,248)	(151)
Other	189	(898)	455
Total	11,696	16,864	8,117
Investing activities:			
Purchase of property and equipment	(4,452)	(4,801)	(6,465)
Proceeds from sale of property and equipment	17	8	1,020
Total	(4,435)	(4,793)	(5,445)
Financing activities:			
Debt facilities, net	30,361	8,773	8,927
Change in cash overdrafts	128	(610)	(1,046)
Purchase of common stock	(39,367)	(20,347)	(10,857)
Dividend payments	(40)	(40)	(40)
Exercise of stock options and warrants, including tax benefits and issuance of common stock	1,710	108	444
Total	(7,208)	(12,116)	(2,572)
Increase (decrease) in Cash	$ 53	$ (45)	$ 100

The primary drivers of operating profits and cash flows include (i) top line sales (ii) interest rates on finance receivables, (iii) gross margin percentages on vehicle sales, and (iv) credit losses. The Company generates cash flow from income from operations. Historically, most or all of this cash is used to fund finance receivables growth, capital expenditures and common stock repurchases. To the extent finance receivables growth, capital expenditures and common stock repurchases exceed income from operations; generally the Company increases its borrowings under its revolving credit facilities. The majority of the Company's growth has been self-funded.

Cash flows from operations in fiscal 2012 compared to fiscal 2011 were positively impacted by (i) higher sales volumes and increased interest income, (ii) inventory acquired in both repossessions and payment protections plan claims, (iii) an increase in the change of accounts payable and accrued liabilities, offset by the net effect of other components of the change in finance receivables including originations and collections. Finance receivables, net, increased by $28.9 million during fiscal 2012.

Cash flows from operations in fiscal 2011 compared to fiscal 2010 were positively impacted by (i) higher sales volumes and increased interest income, (ii) a positive impact from current and deferred income taxes, (iii) inventory acquired in both repossessions and payment protections plan claims, offset by the net effect of other components of the change in finance receivables including originations and collections, as well as a decrease in the change of accounts payable and accrued liabilities. Finance receivables, net, increased by $16.9 million during fiscal 2011.

The purchase price the Company pays for a vehicle has a significant effect on liquidity and capital resources. Several external factors can negatively affect the purchase cost of vehicles. Decreases in the overall volume of new car sales, particularly domestic brands, leads to decreased supply in the used car market. Also, the expansion of the customer base due in part to constrictions in consumer credit, as well as general economic conditions, can have an overall effect on the demand for the type of vehicle the Company purchases for resale. Because the Company bases its selling price on the purchase cost for the vehicle, increases in purchase costs result in increased selling prices. As the selling price increases, it becomes more difficult to keep the gross margin percentage and contract term in line with historical results because the Company's customers have limited incomes and their car payment must remain affordable within their individual budgets. The Company has seen increases in the purchase cost of vehicles and resulting increases in selling prices and terms over the last few years. Management does expect continuing increases in vehicle purchase costs on a going-forward basis. The Company has experienced recent increases in average vehicle purchase costs which can be attributed to the continuing tight supply of vehicles. Management also expects the availability of consumer credit within the automotive industry to continue to be constricted when compared to recent history and that this will continue to result in overall increases in demand for most, if not all, of the vehicles the Company purchases for resale. The Company has devoted significant efforts to improve its purchasing processes to ensure adequate supply at appropriate prices. This is expected to result in gross margin percentages in the 42% range in the near term and overall contract terms increasing somewhat mitigated to an extent by software and operational changes which have recently been made in an effort to keep terms as short as possible. In an effort to ensure an adequate supply of vehicles at appropriate prices, the Company has increased the level of accountability for its purchasing agents including the establishment of sourcing and pricing guidelines. Additionally, the Company is expanding its purchasing territories to larger cities in close proximity to its dealerships and increasing its efforts to purchase vehicles from individuals at the dealership level as well as via the internet.

Macro-economic factors can have a significant effect on credit losses and resulting liquidity. General inflation, particularly within staple items such as groceries and gasoline, as well as overall unemployment levels can potentially have a significant effect on collection results and ultimately credit losses. The Company has made improvements to its business processes within the last few years to strengthen controls and provide stronger infrastructure to support its collection efforts. With these improvements, the Company anticipates that credit losses on a going-forward basis will be in the range of 20-22% of sales. However, significant negative macro-economic effects could cause actual results to differ from the anticipated range.

The Company has generally leased the majority of the properties where its dealerships are located. As of April 30, 2012, the Company leased approximately 79% of its dealership properties. The Company expects to continue to lease the majority of the properties where its dealerships are located.

The Company's revolving credit facilities generally limit distributions by the Company to its shareholders in order to repurchase the Company's common stock. The distribution limitations under the Agreement allow the Company to repurchase the Company's stock so long as: either (a) the aggregate amount of such repurchases does not exceed $40 million and the sum of borrowing bases combined minus the principal balances of all revolver loans after giving effect to such repurchases is equal to or greater than 25% of the sum of the borrowing bases, or (b) the aggregate amount of such repurchases does not exceed 75% of the consolidated net income of the Company measured on a trailing twelve month basis; provided that immediately before and after giving effect to the stock repurchases, at least 12.5% of the aggregate funds committed under the credit facilities remain available. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of the Company's lenders.

At April 30, 2012, the Company had $276,000 of cash on hand and an additional $47 million of availability under its revolving credit facilities (see Note F to the Consolidated Financial Statements in Item 8). On a short-term basis, the Company's principal sources of liquidity include income from operations and borrowings under its revolving credit facilities. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations and borrowings under revolving credit facilities and/or fixed interest term loans. The Company's revolving credit facilities mature in March 2015 and the Company expects that it will be able to renew or refinance its revolving credit facilities on or before the date they mature. Furthermore, while the Company has no specific plans to issue debt or equity securities, the Company believes, if necessary, it could raise additional capital through the issuance of such securities.

The Company expects to use cash to (i) grow its finance receivables portfolio, (ii) purchase property and equipment of approximately $4 million in the next 12 months in connection with refurbishing existing dealerships and adding new dealerships, (iii) repurchase shares of common stock when favorable conditions exist and (iv) reduce debt to the extent excess cash is available.

The Company believes it will have adequate liquidity to continue to grow its revenues and to satisfy its capital needs for the foreseeable future.

Contractual Payment Obligations

The following is a summary of the Company's contractual payment obligations as of April 30, 2012, including renewal periods under operating leases that are reasonably assured (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Revolving lines of credit	$ 77,900	$ -	$ 77,900	$ -	$ -
Operating leases	36,926	4,214	8,159	7,830	16,723
Total	$ 114,826	4,214	86,059	7,830	16,723

The above excludes estimated interest payments on the Company's revolving line of credit. The $36.9 million of operating lease commitments includes $7.8 million of non-cancelable lease commitments under the primary lease terms, and $29.1 million of lease commitments for renewal periods at the Company's option that are reasonably assured.

Off-Balance Sheet Arrangements

The Company has entered into operating leases for approximately 79% of its dealership and office facilities. Generally these leases are for periods of three to five years and usually contain multiple renewal options. The Company uses leasing arrangements to maintain flexibility in its dealership locations and to preserve capital. The Company expects to continue to lease the majority of its dealership and office facilities under arrangements substantially consistent with the past. For the years ended April 30, 2012, 2011 and 2010, rent expense for all operating leases amounted to approximately $4.2 million, $3.7 million and $3.5 million, respectively.

Other than its operating leases, the Company is not a party to any off-balance sheet arrangement that management believes is reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Finance Company Contingency

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, and as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code ("IRC") as described in the Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate by approximately 230 basis points. The actual interpretation of the Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold and have the effect of increasing the Company's overall effective income tax rate as well as the timing of required tax payments.

In fiscal 2010, the Internal Revenue Service ("IRS") completed the examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS has questioned whether deferred payment protection plan ("PPP") revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the IRC and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue is timing in nature and does not affect the overall tax provision, but affects the timing of required tax payments.

By letter dated April 2, 2010, the IRS delivered to the Company a revenue agent's report, which proposes an adjustment for the items discussed above as well as interest. The Company intends to vigorously defend its position, and on April 23, 2010, the Company filed an administrative protest with the Appeals Office of the IRS. The protest disputes the income tax changes proposed by the IRS and requests a conference with a representative of the Appeals Office. The Company has had a preliminary conference with the Appeals Office and the matter continues to be under review and discussion. The Company does not have a reserve for this issue and believes none is necessary as the issue is timing in nature and if the matter is not resolved in the Appeals Office, and if the IRS intends to pursue its position, the Company fully intends to ask an appropriate court to consider the issue.

The IRS is currently auditing the 2009 and 2010 federal income tax returns for the Company.

The Company's policy is to recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had no accrued penalties and/or interest as of April 30, 2012.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates. The Company believes the most significant estimate made in the preparation of the Consolidated Financial Statements in Item 8 relates to the determination of its allowance for credit losses, which is discussed below. The Company's accounting policies are discussed in Note B to the Consolidated Financial Statements in Item 8.

The Company maintains an allowance for credit losses on an aggregate basis at a level it considers sufficient to cover estimated losses in the collection of its finance receivables. At April 30, 2012, the weighted average total contract term was 28.1 months with 20.3 months remaining. The reserve amount in the allowance for credit losses at April 30, 2012, $65.8 million, was 21.5% of the principal balance in Finance receivables of $316.9 million, less unearned payment protection plan revenue of $10.7 million. Based on the analysis discussed below and strong and consistent credit results the past several years, management reduced the allowance for credit losses at April 30, 2012 to 21.5% from 22.0% at April 30, 2011. The estimated reserve amount is the Company's anticipated future net charge-offs for losses incurred through the balance sheet date. The allowance takes into account historical credit loss experience (both timing and severity of losses), with consideration given to recent credit loss trends and changes in contract characteristics (i.e., average amount financed, months outstanding at loss date, term and age of portfolio), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is reviewed at least quarterly by management with any changes reflected in current operations. The calculation of the allowance for credit losses uses the following primary factors:

- The number of units repossessed or charged-off as a percentage of total units financed over specific historical periods of time.

- The average net repossession and charge-off loss per unit during the last eighteen months, segregated by the number of months since the contract origination date, and adjusted for the expected future average net charge-off loss per unit. About 50% of the charge-offs that will ultimately occur in the portfolio are expected to occur within 10-11 months following the balance sheet date. The average age of an account at charge-off date is 10.7 months.

- The timing of repossession and charge-off losses relative to the date of sale (i.e., how long it takes for a repossession or charge-off to occur) for repossessions and charge-offs occurring during the last eighteen months.

A point estimate is produced by this analysis which is then supplemented by any positive or negative subjective factors to arrive at an overall reserve amount that management considers to be a reasonable estimate of incurred losses that will be realized via actual charge-offs in the future. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. Periods of economic downturn do not necessarily lead to increased credit losses because the Company provides basic affordable transportation to customers that, for the most part, do not have access to public transportation. The effectiveness of the execution of internal policies and procedures within the collections area has historically had a more significant effect on collection results than macro-economic issues. A

1% change, as a percentage of Finance receivables, in the allowance for credit losses would equate to an approximate pre-tax change of $3.2 million.

Recent Accounting Pronouncements

Occasionally, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies which the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards which are not yet effective will not have a material impact on its consolidated financial statements upon adoption.

Fair Value Measurement In May 2011, the FASB issued an update to for fair value measurements and amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This update will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect this update to have a material effect on the Company's financial position, results of operations or financial statement disclosures.

Goodwill. In September 2011, the FASB adopted an update regarding testing goodwill and other intangibles for impairment. The update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This update will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This update is not expected to have a material impact on the Company's financial statements.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company's results. However, recent purchase price increases for vehicles, most pronounced over the last three fiscal years, have had a negative effect on the Company's gross margin percentages when compared to past years. This is due to the fact that the Company focuses on keeping payments affordable to its customer base and at the same time ensuring that the term of the contract matches the economic life of the vehicle.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk on its financial instruments from changes in interest rates. In particular, the Company has historically had exposure to changes in the federal primary credit rate and has exposure to changes in the prime interest rate of its lender. The Company does not use financial instruments for trading purposes but has in the past entered into an interest rate swap agreement to manage interest rate risk.

Interest rate risk. The Company's exposure to changes in interest rates relates primarily to its debt obligations. The Company is exposed to changes in interest rates as a result of its revolving credit facilities, and the interest rates charged to the Company under its credit facilities fluctuate based on its primary lender's base rate of interest. The Company had total indebtedness of $77.9 million outstanding at April 30, 2012. The impact of a 1% increase in interest rates on this amount of debt would result in increased annual interest expense of approximately $779,000 and a corresponding decrease in net income before income tax.

The Company's earnings are impacted by its net interest income, which is the difference between the income earned on interest-bearing assets and the interest paid on interest-bearing notes payable. The Company's finance receivables generally bear interest at fixed rates ranging from 11% to 19%, while its revolving credit facilities contain variable interest rates that fluctuate with market interest rates. Prior to June 2009, interest rates charged on finance receivables originated in the State of Arkansas were limited to the federal primary credit rate plus 5%. Typically, the Company had charged interest on its Arkansas contracts at or near the maximum rate allowed by law. Thus, while the interest rates charged on the Company's contracts do not fluctuate once established, new contracts originated in Arkansas were set at a spread above the federal primary credit rate which does fluctuate. Effective June 26, 2009, the Company began charging 12% on contracts originated in Arkansas. This was due to the passage by the U.S. Congress of the Supplemental Appropriations Act of 2009 which was signed into law on June 24, 2009. Within this legislation was a provision that allowed the Company to charge up to 17% on sales financed to customers in Arkansas, which expired via a sunset clause on December 31, 2010. On November 2, 2010, voters in Arkansas approved a state constitutional amendment to allow up to 17% interest for non-bank loans and contracts in the state effectively making the Federal legislation permanent. Subsequently, an appeal challenging the constitutionality of the amendment was filed with the Arkansas Supreme Court. In June 2011, the Arkansas Supreme Court upheld the amendment. In mid-July 2011, the Company began charging a fixed 15% interest rate on new contracts for all dealerships in all states in which the Company operates. At April 30, 2012, approximately 44% of the Company's finance receivables were originated in Arkansas.

Item 8. Financial Statements and Supplementary Data

The following financial statements and accountant's report are included in Item 8 of this Annual Report on Form 10-K:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
America's Car-Mart, Inc.

We have audited the accompanying consolidated balance sheets of America's Car-Mart, Inc. (a Texas corporation) and subsidiaries (the "Company") as of April 30, 2012 and 2011, and the related consolidated statements of operations, cash flows, and equity for each of the three years in the period ended April 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of America's Car-Mart, Inc. and subsidiaries as of April 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of April 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 14, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
June 14, 2012

Consolidated Balance Sheets
America's Car-Mart, Inc.
(Dollars in thousands)

	April 30, 2012	April 30, 2011
Assets:		
Cash and cash equivalents	$ 276	$ 223
Accrued interest on finance receivables	1,428	1,133
Finance receivables, net	251,103	222,305
Inventory	27,242	23,595
Prepaid expenses and other assets	1,545	2,046
Income taxes receivable, net	1,444	1,220
Goodwill	355	355
Property and equipment, net	27,547	25,532
Total Assets	$ 310,940	$ 276,409
Liabilities, mezzanine equity and equity:		
Liabilities:		
Accounts payable	$ 7,352	$ 7,742
Deferred payment protection plan revenue	10,745	8,963
Accrued liabilities	13,349	11,349
Deferred tax liabilities, net	16,721	13,405
Revolving credit facilities	77,900	47,539
Total liabilities	126,067	88,998
Commitments and contingencies		
Mezzanine equity:		
Mandatorily redeemable preferred stock	400	400
Equity:		
Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock, par value $.01 per share, 50,000,000 shares authorized; 12,371,167 and 12,276,658 issued at April 30, 2012 and 2011, respectively, of which 9,378,346 and 10,496,628 were outstanding at April 30, 2012 and 2011, respectively	124	123
Additional paid-in capital	50,357	46,476
Retained earnings	211,134	178,187
Less: Treasury stock, at cost, 2,992,821 shares (1,780,030 at April 30, 2011)	(77,242)	(37,875)
Total stockholders' equity	184,373	186,911
Non-controlling interest	100	100
Total equity	184,473	187,011
Total Liabilities, mezzanine equity and equity	$ 310,940	$ 276,409

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
America's Car-Mart, Inc.
(Dollars in thousands except per share amounts)

	Years Ended April 30,		
	2012	2011	2010
Revenues:			
Sales	$ 386,857	$ 341,859	$ 308,756
Interest and other income	43,320	37,392	30,174
Total revenues	430,177	379,251	338,930
Costs and expenses:			
Cost of sales, excluding depreciation shown below	223,392	195,985	173,106
Selling, general and administrative	67,663	62,141	57,207
Provision for credit losses	81,638	70,964	62,277
Loss on prepayment of debt	-	507	-
Interest expense	2,285	2,625	2,319
Depreciation and amortization	2,329	1,928	1,694
Loss on disposal of property and equipment	91	55	375
Total costs and expenses	377,398	334,205	296,978
Income before taxes	52,779	45,046	41,952
Provision for income taxes	19,792	16,831	15,113
Net income	$ 32,987	$ 28,215	$ 26,839
Less: Dividends on mandatorily redeemable preferred stock	40	40	40
Net income attributable to common stockholders	$ 32,947	$ 28,175	$ 26,799
Earnings per share:			
Basic	$ 3.36	$ 2.59	$ 2.29
Diluted	$ 3.24	$ 2.54	$ 2.27
Weighted average number of shares outstanding:			
Basic	9,793,616	10,861,403	11,681,880
Diluted	10,156,355	11,088,243	11,815,629

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
America's Car-Mart, Inc.
(In thousands)

	Years Ended April 30,		
	2012	2011	2010
Operating activities:			
Net income	$ 32,987	$ 28,215	$ 26,839
Adjustments to reconcile net income from operations to net cash provided by operating activities:			
Provision for credit losses	81,638	70,964	62,277
Losses on claims for payment protection plan	6,053	4,927	4,504
Depreciation and amortization	2,329	1,928	1,694
Amortization of debt issuance costs	182	88	-
Loss on sale of property and equipment	91	55	375
Allowance related to acquisition of business, net change	-	-	(70)
Stock based compensation	2,172	2,885	2,727
Unrealized gain for change in fair value of interest rate swap	-	(72)	(155)
Deferred income taxes	3,316	4,212	816
Change in operating assets and liabilities:			
Finance receivable originations	(354,328)	(311,249)	(283,626)
Finance receivable collections	200,697	188,840	169,902
Accrued interest on finance receivables	(295)	(172)	(183)
Inventory	33,495	26,408	18,740
Prepaid expenses and other assets	319	(958)	284
Accounts payable and accrued liabilities	1,482	1,302	3,402
Deferred payment protection plan revenue	1,782	734	876
Income taxes, net	(3)	(1,248)	(151)
Excess tax benefit from share-based payments	(221)	5	(134)
Net cash provided by operating activities	11,696	16,864	8,117
Investing Activities:			
Purchase of property and equipment	(4,452)	(4,801)	(6,465)
Proceeds from sale of property and equipment	17	8	1,020
Net cash used in investing activities	(4,435)	(4,793)	(5,445)
Financing Activities:			
Exercise of stock options and warrants	1,371	-	200
Excess tax benefits from stock based compensation	221	5	134
Issuance of common stock	118	103	110
Purchase of common stock	(39,367)	(20,347)	(10,857)
Dividend payments	(40)	(40)	(40)
Debt issuance costs	(306)	(530)	-
Change in cash overdrafts	128	(610)	(1,046)
Principal payments on note payable	-	(6,822)	(2,106)
Proceeds from revolving credit facilities	324,853	149,967	122,462
Payments on revolving credit facilities	(294,186)	(133,842)	(111,429)
Net cash used in financing activities	(7,208)	(12,116)	(2,572)
Increase (decrease) in cash and cash equivalents	53	(45)	100
Cash and cash equivalents, beginning of period	223	268	168
Cash and cash equivalents, end of period	$ 276	$ 223	$ 268

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Equity
America's Car-Mart, Inc.
(Dollars in thousands)
For the Years Ended April 30, 2012, 2011 and 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Non Controlling Interest	Total Equity
Balance at April 30, 2009	12,228,465	$ 122	$ 40,313	$ 123,213	$ (6,671)	$ 100	$ 157,077
Issuance of common stock	5,426	-	110	-	-	-	110
Stock options/warrants exercised	11,250	-	200	-	-	-	200
Purchase of 431,846 treasury shares	-	-	-	-	(10,857)	-	(10,857)
Tax benefit of options exercised	-	-	134	-	-	-	134
Stock based compensation	23,666	1	2,726	-	-	-	2,727
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	26,839	-	-	26,839
Balance at April 30, 2010	12,268,807	$ 123	$ 43,483	$ 150,012	$ (17,528)	$ 100	$ 176,190
Issuance of common stock	4,851	-	103	-	-	-	103
Purchase of 848,900 treasury shares	-	-	-	-	(20,347)	-	(20,347)
Tax benefit of restricted stock vested	-	-	5	-	-	-	5
Stock based compensation	3,000	-	2,885	-	-	-	2,885
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	28,215	-	-	28,215
Balance at April 30, 2011	12,276,658	$ 123	$ 46,476	$ 178,187	$ (37,875)	$ 100	$ 187,011
Issuance of common stock	3,862	-	118	-	-	-	118
Stock options exercised	88,647	1	1,370				1,371
Purchase of 1,212,791 treasury shares	-	-	-	-	(39,367)	-	(39,367)
Tax benefit of restricted stock vested	-	-	221	-	-	-	221
Stock based compensation	2,000	-	2,172	-	-	-	2,172
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	32,987	-	-	32,987
Balance at April 30, 2012	12,371,167	$ 124	$ 50,357	$ 211,134	$ (77,242)	$ 100	$ 184,473

The accompanying notes are an integral part of these consolidated financial statements.

A - Organization and Business

America's Car-Mart, Inc., a Texas corporation (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Integrated Auto Sales and Finance" segment of the used car market. References to the Company typically include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2012, the Company operated 114 dealerships located primarily in small cities throughout the South-Central United States.

B - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of America's Car-Mart, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Segment Information

Each dealership is an operating segment with its results regularly reviewed by the Company's chief operating decision maker in an effort to make decisions about resources to be allocated to the segment and to assess its performance. Individual dealerships meet the aggregation criteria for reporting purposes under the current accounting guidance. The Company operates in the Integrated Auto Sales and Finance segment of the used car market, also referred to as the Integrated Auto Sales and Finance industry. In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company's products and services, including the actual servicing of the contracts as well as the regulatory environment in which the Company operates all have similar characteristics. Each of our individual dealerships is similar in nature and only engages in the selling and financing of used vehicles. All individual dealerships have similar operating characteristics. As such, individual dealerships have been aggregated into one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the Company's allowance for credit losses.

Concentration of Risk

The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Alabama, Arkansas, Kentucky, Mississippi, Missouri, Oklahoma, Tennessee, and Texas, with approximately 43% of revenues resulting from sales to Arkansas customers. Periodically, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government. The Company's revolving credit facilities mature in March 2015. The Company expects that these credit facilities will be renewed or refinanced on or before the scheduled maturity dates.

Restrictions on Distributions/Dividends

The Company's revolving credit facilities generally limit distributions by the Company to its shareholders in order to repurchase the Company's common stock. The distribution limitations under the Agreement allow the Company to repurchase the Company's stock so long as: either (a) the aggregate amount of such repurchases does not exceed $40 million and the sum of borrowing bases combined minus the principal balances of all revolver loans after giving effect to such repurchases is equal to or greater than 25% of the sum of the borrowing bases, or (b) the aggregate amount of such repurchases does not exceed 75% of the consolidated net income of the Company measured on a trailing twelve month basis; provided that immediately before and after giving effect to the stock repurchases, at least 12.5% of the aggregate funds committed under the credit facilities remain available. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of the Company's lenders.

Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts typically carry interest rates ranging from 11% to 19% using the simple effective interest method including any deferred fees. Contract origination costs are not significant. The installment sale contracts are not pre-computed contracts whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the contract. Finance receivables are collateralized by vehicles sold and consist of contractually scheduled payments from installment contracts net of unearned finance charges and an allowance for credit losses. Unearned finance charges represent the balance of interest receivable to be earned over the entire term of the related installment contract, less the earned amount ($1.4 million and $1.1 million at April 30, 2012 and 2011, respectively), and as such, has been reflected as a reduction to the gross contract amount in arriving at the principal balance in finance receivables. An account is considered delinquent when a contractually scheduled payment has not been received by the scheduled payment date. While the Company does not formally place contracts on nonaccrual status, the immaterial amount of interest that may accrue after an account becomes delinquent up until the point of resolution via repossession or write-off, is reserved for against the accrued interest on the Consolidated Balance Sheets. Delinquent contracts are addressed and either made current by the customer, which is the case in most situations, or the vehicle is repossessed or written off, if the collateral cannot be recovered quickly. Customer payments are set to match their pay-day with approximately 80% of payments due on either a weekly or bi-weekly basis. The frequency of the payment due dates combined with the declining value of collateral lead to prompt resolutions on problem accounts. Accounts are delinquent when the customer is one day or more behind on their contractual payments. At April 30, 2012 4.1% of the Company's finance receivable balances were 30 days or more past due compared to 2.9% at April 30, 2011.

Substantially all of the Company's automobile contracts involve contracts made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Contracts made with buyers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than contracts made with buyers with better credit.

The Company works very hard to keep its delinquency percentages low, and not to repossess vehicles. Accounts one day late are sent a notice in the mail. Accounts three days late are contacted by telephone. Notes from each telephone contact are electronically maintained in the Company's computer system. If a customer becomes severely delinquent in his or her payments, and management determines that timely collection of future payments is not probable, the Company will take steps to repossess the vehicle. The Company attempts to resolve payment delinquencies amicably prior to repossessing a vehicle. Periodically, the Company enters into contract modifications with its customers to extend the payment terms. The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer's account. At the time of modification, the Company expects to collect amounts due including accrued interest at the contractual interest rate for the period of delay. Other than the extension of additional time, concessions are not granted to customers at the time of modifications. Modifications are minor and are made for pay-day changes, minor vehicle repairs and other reasons. For those vehicles that are repossessed, the majority are returned or surrendered by the customer on a voluntary basis. Other repossessions are performed by Company personnel or third party repossession agents. Depending on the condition of a repossessed vehicle, it is either resold on a retail basis through a Company dealership, or sold for cash on a wholesale basis primarily through physical and/or on-line auctions.

The Company takes steps to repossess a vehicle when the customer becomes delinquent in his or her payments, and management determines that timely collection of future payments is not probable. Accounts are charged-off after the expiration of a statutory notice period for repossessed accounts, or when management determines that the timely collection of future payments is not probable for accounts where the Company has been unable to repossess the vehicle. For accounts with respect to which the vehicle was repossessed, the fair value of the repossessed vehicle is charged as a reduction of the gross finance receivable balance charged-off. On average, accounts are approximately 63 days past due at the time of charge-off. For previously charged-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for credit losses.

The Company maintains an allowance for credit losses on an aggregate basis, as opposed to a contract-by-contract basis, at an amount it considers sufficient to cover estimated losses in the collection of its finance receivables. The Company accrues an estimated loss as it is probable that the entire amount will not be collected and the amount of the loss can be reasonably estimated in the aggregate. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in contract characteristics (i.e., average amount financed and term), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. The calculation of the allowance for credit losses uses the following primary factors:

- The number of units repossessed or charged-off as a percentage of total units financed over specific historical periods of time.

- The average net repossession and charge-off loss per unit during the last eighteen months, segregated by the number of months since the contract origination date, and adjusted for the expected future average net charge-off loss per unit. About 50% of the charge-offs that will ultimately occur in the portfolio are expected to occur within 10-11 months following the balance sheet date. The average age of an account at charge-off date is 10.7 months.

- The timing of repossession and charge-off losses relative to the date of sale (i.e., how long it takes for a repossession or charge-off to occur) for repossessions and charge-offs occurring during the last eighteen months.

A point estimate is produced by this analysis which is then supplemented by any positive or negative subjective factors to arrive at an overall reserve amount that management considers to be a reasonable estimate of incurred losses that will be realized via actual charge-offs in the future. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. Periods of economic downturn do not necessarily lead to increased credit losses because the Company provides basic affordable transportation to customers that, for the most part, do not have access to public transportation. The effectiveness of the execution of internal policies and procedures within the collections area has historically had a more significant effect on collection results than macro-economic issues. A 1% change, as a percentage of Finance receivables, in the allowance for credit losses would equate to an approximate pre-tax change of $3.2 million.

The Company offers retail customers in most states the option of purchasing a payment protection plan product as an add-on to the installment sale contract. This product contractually obligates the Company to cancel the remaining principal outstanding for any contract where the retail customer has totaled the vehicle, as defined, or the vehicle has been stolen. The Company periodically evaluates anticipated losses to ensure that if anticipated losses exceed deferred payment protection plan revenues, an additional liability is recorded for such difference. No such liability was required at April 30, 2012 or 2011.

Inventory

Inventory consists of used vehicles and is valued at the lower of cost or market on a specific identification basis. Vehicle reconditioning costs are capitalized as a component of inventory. Repossessed vehicles are recorded at fair value, which approximates wholesale value. The cost of used vehicles sold is determined using the specific identification method.

Goodwill

Goodwill reflects the excess of purchase price over the fair value of specifically identified net assets purchased. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests at the Company's year-end. The impairment tests are based on the comparison of the fair value of the reporting unit to the carrying value of such unit. If the fair value of the reporting unit falls below its carrying value, the Company performs the second step of the two-step goodwill impairment process to determine the amount, if any, that the goodwill is impaired. The second step involves determining the fair value of the identifiable assets and liabilities and the implied goodwill. The implied goodwill is compared to the carrying value of the goodwill to determine the impairment, if any. There was no impairment of goodwill during fiscal 2012 or fiscal 2011.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, remodels and improvements are capitalized. Costs of repairs and maintenance are expensed as incurred. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the lease period. The lease period includes the primary lease term plus any extensions that are reasonably assured. Depreciation is computed principally using the straight-line method generally over the following estimated useful lives:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	5 to 15 years
Buildings and improvements	18 to 39 years

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the impaired assets exceed the fair value of such assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Cash Overdraft

As checks are presented for payment from the Company's primary disbursement bank account, monies are automatically drawn against cash collections for the day and, if necessary, are drawn against one of its revolving credit facilities. Any cash overdraft balance principally represents outstanding checks, net of any deposits in transit that as of the balance sheet date had not yet been presented for payment.

Deferred Sales Tax

Deferred sales tax represents a sales tax liability of the Company for vehicles sold on an installment basis in the states of Alabama and Texas. Under Alabama and Texas law, for vehicles sold on an installment basis, the related sales tax is due as the payments are collected from the customer, rather than at the time of sale.

Income Taxes

Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply in the years in which these differences are expected to be recovered or settled.

Occasionally, the Company is audited by taxing authorities. These audits could result in proposed assessments of additional taxes. The Company believes that its tax positions comply in all material respects with applicable tax law. However, tax law is subject to interpretation, and interpretations by taxing authorities could be different from those of the Company, which could result in the imposition of additional taxes.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applies this methodology to all tax positions for which the statute of limitations remains open.

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the fiscal years before 2009.

In fiscal 2010, the Internal Revenue Service ("IRS") completed the examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS has questioned whether deferred payment protection plan ("PPP") revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the Internal Revenue Code and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue is timing in nature and does not affect the overall tax provision, but affects the timing of required tax payments.

By letter dated April 2, 2010, the IRS delivered to the Company a revenue agent's report, which proposes an adjustment for the items discussed above as well as interest. The Company intends to vigorously defend its position, and on April 23, 2010, the Company filed an administrative protest with the Appeals Office of the IRS. The protest disputes the income tax changes proposed by the IRS and requests a conference with a representative of the Appeals Office. The Company has had a preliminary conference with the Appeals Office and the matter continues to be under review and discussion. The Company does not have a reserve for this issue and believes none is necessary as the issue is timing in nature and if the matter is not resolved in the Appeals Office, and if the IRS intends to pursue its position, the Company fully intends to ask an appropriate court to consider the issue.

The IRS is currently auditing the 2009 and 2010 federal income tax returns for the Company.

The Company's policy is to recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had no accrued penalties and/or interest as of April 30, 2012 and 2011, respectively.

Revenue Recognition

Revenues are generated principally from the sale of used vehicles, which in most cases includes a service contract and a payment protection plan product, and interest income and late fees earned on finance receivables. Revenues are net of taxes collected from customers and remitted to government agencies. Cost of vehicle sales include costs incurred by the Company to prepare the vehicle for sale including license and title costs, gasoline, transport services and repairs.

Revenues from the sale of used vehicles are recognized when the sales contract is signed, the customer has taken possession of the vehicle and, if applicable, financing has been approved. Revenues from the sale of service contracts are recognized ratably over the five-month service contract period. Service contract related expenses are included in cost of sales. Payment protection plan revenues are initially deferred and then recognized to income using the "Rule of 78's" interest method over the life of the contract so that revenues are recognized in proportion to the amount of cancellation protection provided. Payment protection plan revenues are included in sales and related losses are included in cost of sales. Interest income is recognized on all active finance receivable accounts using the simple effective interest method. Active accounts include all accounts except those that have been paid-off or charged-off.

Sales consist of the following for the years ended April 30, 2012, 2011 and 2010:

	Years Ended April 30,		
(In thousands)	2012	2011	2010
Sales – used autos	$ 340,368	$ 300,107	$ 273,584
Wholesales – third party	21,910	19,601	14,568
Service contract sales	13,451	12,042	11,452
Payment protection plan revenue	11,128	10,109	9,152
Total	$ 386,857	$ 341,859	$ 308,756

At April 30, 2012 and 2011, finance receivables more than 90 days past due were approximately $656,000 and $198,000, respectively. Late fee revenues totaled approximately $1.7 million, $1.7 million and $1.8 million for the fiscal years ended 2012, 2011 and 2010, respectively. Late fee revenue is recognized when collected and is reflected within interest and other income on the Consolidated Statements of Operations.

Advertising Costs

Advertising costs are expensed as incurred and consist principally of radio, television and print media marketing costs. Advertising costs amounted to $3.5 million, $3.4 million and $2.9 million for the years ended April 30, 2012, 2011 and 2010, respectively.

Employee Benefit Plans

The Company has 401(k) plans for all of its employees meeting certain eligibility requirements. The plans provide for voluntary employee contributions and the Company matches 50% of employee contributions up to a maximum of 4% of each employee's compensation. The Company contributed approximately $236,000, $201,000, and $171,000 to the plans for the years ended April 30, 2012, 2011 and 2010, respectively.

The Company offers employees the right to purchase common shares at a 15% discount from market price under the 2006 Employee Stock Purchase Plan which was approved by shareholders in October 2006. The Company takes a charge to earnings for the 15% discount. Amounts for fiscal years 2012, 2011 and 2010 were not material. A total of 200,000 shares were registered and 171,779 remain available for issuance at April 30, 2012.

Earnings per Share

Basic earnings per share are computed by dividing net income attributable to common stockholders by the average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to common stockholders by the average number of common shares outstanding during the period plus common stock equivalents. The calculation of diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding stock options and non-vested restricted stock, which if exercised or converted into common stock would then share in the earnings of the Company. In computing diluted earnings per share, the Company utilizes the treasury stock method and anti-dilutive securities are excluded.

Stock-based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black Scholes option pricing model to determine the fair value of stock option awards. The Company may issue either new shares or treasury shares upon exercise of these awards. Stock-based compensation plans, related expenses, and assumptions used in the Black Scholes option pricing model are more fully described in Note K.

Treasury Stock

The Company purchased 1,212,791, 848,900, and 431,846 shares of its common stock to be held as treasury stock for a total cost of $39.4 million, $20.3 million and $10.9 million during the years ended April 30, 2012, 2011 and 2010, respectively. Treasury stock may be used for issuances under the Company's stock-based compensation plans or for other general corporate purposes.

Recent Accounting Pronouncements

Fair Value Measurement In May 2011, the FASB issued an update to fair value measurements and amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This update will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect this update to have a material effect on the Company's financial position, results of operations or financial statement disclosures.

Goodwill. In September 2011, the FASB adopted an update regarding testing goodwill and other intangibles for impairment. The update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This update will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This update is not expected to have a material impact on the Company's financial statements.

C - Finance Receivables, Net

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts typically include interest rates ranging from 11% to 19% per annum, are collateralized by the vehicle sold and typically provide for payments over periods ranging from 18 to 36 months. The components of finance receivables as of April 30, 2012 and 2011 are as follows:

(In thousands)	Years Ended April 30, 2012	2011
Gross contract amount	$ 359,364	$ 317,956
Less unearned finance charges	(42,430)	(35,478)
Principal balance	316,934	282,478
Less allowance for credit losses	(65,831)	(60,173)
Finance receivables, net	$ 251,103	$ 222,305

Changes in the finance receivables, net for the years ended April 30, 2012, 2011 and 2010 are as follows:

(In thousands)	2012	Years Ended April 30, 2011	2010
Balance at beginning of period	$ 222,305	$ 205,423	$ 182,041
Finance receivable originations	354,328	311,249	283,626
Finance receivables from acquisition of business	-	-	70
Finance receivable collections	(200,697)	(188,840)	(169,902)
Provision for credit losses	(81,638)	(70,964)	(62,277)
Losses on claims for payment protection plan	(6,053)	(4,927)	(4,504)
Inventory acquired in repossession and payment protection plan claims	(37,142)	(29,636)	(23,631)
Balance at end of period	$ 251,103	$ 222,305	$ 205,423

Changes in the finance receivables allowance for credit losses for the years ended April 30, 2012, 2011 and 2010 are as follows:

(In thousands)	2012	Years Ended April 30, 2011	2010
Balance at beginning of period	$ 60,173	$ 55,628	$ 49,310
Provision for credit losses	81,638	70,964	62,277
Allowance related to acquisition of business, net change	-	-	(70)
Charge-offs, net of recovered collateral	(75,980)	(66,419)	(55,889)
Balance at end of period	$ 65,831	$ 60,173	$ 55,628

The factors which influenced management's judgment in determining the amount of the additions to the allowance charged to provision for credit losses are described below:

The level of actual charge-offs, net of recovered collateral, is the most important factor in determining the charges to the provision for credit losses. This is due to the fact that once a contract becomes delinquent the account is either made current by the customer, the vehicle is repossessed or the account is written off if the collateral cannot be recovered. Higher sales volumes had the effect of increasing required additions to the allowance charged to the provision for the three fiscal years ending April 30, 2012. In fiscal 2012 the increase was partially offset by a decrease in the allowance percentage from 22% to 21.5% (a $1.5 million effect), based on the overall quality of the portfolio at April 30, 2012 and several consecutive years of good credit results. In fiscal 2010, the increases were tempered to an extent by the lower relative charge-off amount, but higher charge-offs in fiscal 2011 had the effect of increasing additions to the allowance charged to the provision.

Collections and delinquency levels can have a significant effect on additions to the allowance and are reviewed frequently. Collections as a percentage of average finance receivables were slightly lower but fairly consistent between years limiting somewhat the required additions to the allowance. Overall principal dollars collected and the average principal dollars collected per account in fiscal 2012 increased over fiscal 2011. Delinquencies greater than 30 days increased to 4.1% for April 30, 2012 compared to 2.9% at April 30, 2011.

Macro-economic factors as well as proper execution of operational policies and procedures have a significant effect on additions to the allowance charged to the provision. Higher unemployment levels, higher gasoline prices and higher prices for staple items can potentially have a significant effect. While overall macro-economic factors were still somewhat unfavorable during fiscal 2012, the Company is focused on continuing operational improvements within the collections area as well as market share gains and governmental stimulus funds directly benefitting most of the Company's customers were positive as related to credit results when compared to the prior years.

Credit quality information for finance receivables is as follows:

(Dollars in thousands)	April 30, 2012		April 30, 2011	
	Principal Balance	Percent of Portfolio	Principal Balance	Percent of Portfolio
Current	$ 262,325	82.77%	$ 243,266	86.12%
3 - 29 days past due	41,508	13.10%	30,975	10.97%
30 - 60 days past due	8,818	2.78%	6,003	2.13%
61 - 90 days past due	3,627	1.14%	2,036	0.72%
> 90 days past due	656	0.21%	198	0.07%
Total	$ 316,934	100.00%	$ 282,478	100.00%

Accounts one and two days past due are considered current for this analysis, due to the varying payment dates and variation in the day of the week at each period end. Delinquencies may vary from period to period based on the average age of the portfolio, seasonality within the calendar year, the day of the week and overall economic factors. The above categories are consistent with internal operational measures used by the Company to monitor credit results.

Substantially all of the Company's automobile contracts involve contracts made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Contracts made with buyers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than contracts made with buyers with better credit. The Company monitors contract term length, down payment percentages, and collections for credit quality indicators.

	Years Ended April 30, 2012	2011
Principal collected as a percent of average finance receivables	65.6%	68.5%
Average down-payment percentage	7.0%	7.2%

	April 30, 2012	April 30, 2011
Average originating contract term *(in months)*	26.8	26.3
Portfolio weighted average contract term, including modifications *(in months)*	28.1	27.3

The decrease in the principal collected as a percent of average finance receivables is primarily attributed to the higher average portfolio interest rate and slightly longer average contract term, together with a slight increase in contract modifications as well as the fact that the overall portfolio is younger when compared to this time last year. The Company did modify a higher number of accounts during fiscal 2012 and had more delinquent accounts on average as management worked with customers experiencing delays with income tax refunds during the end of the third quarter and throughout the fourth quarter. The Company schedules special payments during tax refund time as a significant number of customers receive income tax refunds. These special payments assist in efforts to keep payments affordable and terms short. The increases in contract terms are primarily related to the increased average selling price and efforts to keep payments affordable for customers.

D - Property and Equipment

A summary of property and equipment is as follows:

(In thousands)	April 30, 2012	2011
Land	$ 6,079	$ 6,079
Buildings and improvements	10,275	9,947
Furniture, fixtures and equipment	8,904	7,618
Leasehold improvements	12,368	10,063
Construction in progress	1,063	732
Less accumulated depreciation and amortization	(11,142)	(8,907)
	$ 27,547	$ 25,532

E - Accrued Liabilities

A summary of accrued liabilities is as follows:

(In thousands)	April 30, 2012	April 30, 2011
Compensation	$ 5,063	$ 4,203
Cash Overdraft (see Note B)	128	-
Deferred service contract revenue (see Note B)	3,036	2,970
Deferred sales tax (see Note B)	1,785	1,684
Interest	185	117
Other	3,152	2,375
	$ 13,349	$ 11,349

F – Debt Facilities

A summary of revolving credit facilities is as follows:

(In thousands)	Aggregate Amount	Interest Rate	Maturity	Balance at April 30, 2012	Balance at April 30, 2011
Revolving credit facilities	$125.0 million	LIBOR + 2.5%	March 2015	$ 77,900	$ -
Revolving credit facilities	$90.0 million	Prime +/- (2.74% at April 30, 2012 and 3.0% at April 30, 2011)	November 2013	$ -	$ 47,539

On March 9, 2012, the Company entered into an Amended and Restated Loan and Security Agreement ("Credit Facilities") with a group of lenders providing revolving credit facilities totaling $125 million. The Credit Facilities expire in March 2015. The revolving credit facilities are collateralized primarily by finance receivables and inventory of Car-Mart, are cross collateralized and contain a guarantee by the Company. Interest is payable monthly under the revolving credit facilities. The Credit Facilities provide for three pricing tiers for determining the applicable interest rate, based on the Company's consolidated leverage ratio for the preceding fiscal quarter. The current applicable interest rate under the Agreement is generally LIBOR plus 2.5%. The Credit Facilities contains various reporting and performance covenants including (i) maintenance of certain financial ratios and tests, (ii) limitations on borrowings from other sources, (iii) restrictions on certain operating activities and (iv) limitations on the payment of dividends or distributions. The distribution limitations under the Credit Facilities allow the Company to repurchase the Company's stock so long as: either (a) the aggregate amount of such repurchases does not exceed $40 million and the sum of borrowing bases combined minus the principal balances of all revolver loans after giving effect to such repurchases is equal to or greater than 25% of the sum of the borrowing bases, or (b) the aggregate amount of such repurchases does not exceed 75% of the consolidated net income of the Company measured on a trailing twelve month basis; provided that immediately before and after giving effect to the stock repurchases, at least 12.5% of the aggregate funds committed under the credit facilities remain available. The Company was in compliance with the covenants at April 30, 2012. The amount available to be drawn under the credit facilities is a function of eligible finance receivables and inventory. Based upon eligible finance receivables and inventory at April 30, 2012, the Company had additional availability of $47 million under the new revolving credit facilities.

In connection with the amendment to the credit facilities in March, 2012 the Company incurred debt issuance costs of $306,000 and in connection with the refinancing of the revolving credit facilities in November, 2010, the Company incurred debt issuance costs of $530,000. The debt issuance costs were deferred and will be amortized over the life of the new agreements. The Company recognized $182,000 and $88,000 of amortization in fiscal 2012 and 2011, respectively, related to the debt issuance costs. The amortization is reflected as interest expense in the Company's Consolidated Statement of Operations.

The Company incurred a yield maintenance fee of $507,000 associated with the early payoff of the term loan in November 2010. This amount is reflected in the fiscal 2011 operating results in loss on prepayment of debt.

Interest Rate Swap Agreement

In fiscal 2011 and 2010, the Company had an interest rate swap agreement ("Agreement") with its primary lender for a notional principal amount of $20 million. The effective date of the Agreement was May 20, 2008. The Agreement was set to mature on May 31, 2013 and provided that the Company would pay monthly interest on the notional amount at a fixed rate of 6.68% and receive monthly interest on the notional amount at a floating rate based on the bank's prime lending rate, an initial rate of 5.00%. The Company entered into this Agreement to manage a portion of its interest rate exposure by effectively converting a portion of its variable rate debt into fixed rate debt; however, due to unfavorable interest rate movements, the Company terminated the interest rate swap agreement in April 2011 for $1.3 million. The interest rate swap agreement was not designated as a hedge by Company management; therefore, the gain (loss) of the Agreement is reported in earnings. The net income for the Agreement reported in earnings as interest expense was $72,000 and $155,000 for the years ended April 30, 2011 and 2010, respectively. The interest on the credit facilities, the net settlements under the interest rate swap and the changes in the fair value of the agreement, were all reflected in interest expense in the Company's Consolidated Statement of Operations.

G – Fair Value Measurements

The table below summarizes information about the fair value of financial instruments included in the Company's financial statements at April 30, 2012 and 2011:

	April 30, 2012		April 30, 2011	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 276	$ 276	$ 223	$ 223
Finance receivables, net	251,103	198,084	222,305	176,549
Accounts payable	7,352	7,352	7,742	7,742
Revolving credit facilities	77,900	77,900	47,539	47,539

Because no market exists for certain of the Company's financial instruments, fair value estimates are based on judgments and estimates regarding yield expectations of investors, credit risk and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

Financial Instrument	Valuation Methodology
Cash	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Finance receivables, net	The Company estimated the fair value of its receivables at what a third party purchaser might be willing to pay. The Company has had discussions with third parties and has bought and sold portfolios, and has had a third party appraisal that indicates a

	37.5% discount to face would be a reasonable fair value in a negotiated third party transaction. The sale of finance receivables from Car-Mart of Arkansas to Colonial is at a 37.5% discount. For financial reporting purposes these sale transactions are eliminated. Since the Company does not intend to offer the receivables for sale to an outside third party, the expectation is that the book value at April 30, 2012, will be ultimately collected. By collecting the accounts internally the Company expects to realize more than a third party purchaser would expect to collect with a servicing requirement and a profit margin included.
Accounts payable	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Revolving credit facilities	The fair value approximates carrying value due to the variable interest rates charged on the borrowings, which reprice frequently.

H - Income Taxes

The provision for income taxes was as follows:

	Years Ended April 30,		
(In thousands)	2012	2011	2010
Provision for income taxes			
Current	$ 16,476	$ 12,619	$ 14,297
Deferred	3,316	4,212	816
	$ 19,792	$ 16,831	$ 15,113

The provision for income taxes is different from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended April 30,		
(In thousands)	2012	2011	2010
Tax provision at statutory rate	$ 18,473	$ 15,766	$ 14,264
State taxes, net of federal benefit	1,125	980	876
Other, net	194	85	(27)
	$ 19,792	$ 16,831	$ 15,113

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)	April 30, 2012	2011
Deferred tax liabilities related to:		
Finance receivables	$ 20,122	$ 17,690
Property and equipment	2,211	1,627
Total	22,333	19,317
Deferred tax assets related to:		
Accrued liabilities	1,330	2,362
Inventory	145	124
Share based compensation	3,691	2,974
Payment protection plan	446	452
Total	5,612	5,912
Deferred tax liabilities, net	$ 16,721	$ 13,405

I – Capital Stock

The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. The Company has not issued any preferred stock.

A subsidiary of the Company has issued 500,000 shares of $1.00 par value preferred stock which carries an 8% cumulative dividend. The Company's subsidiary can redeem the preferred stock at any time at par value plus any unpaid dividends. After April 30, 2012, a holder of 400,000 shares of the subsidiary preferred stock can require the Company's subsidiary to redeem such stock for $400,000 plus any unpaid dividends.

J – Weighted Average Shares Outstanding

Weighted average shares of common stock outstanding used in the calculation of basic and diluted earnings per share were as follows:

	Years Ended April 30, 2012	2011	2010
Weighted average shares outstanding - basic	9,793,616	10,861,403	11,681,880
Dilutive options, warrants and restricted stock	362,739	226,840	133,749
Weighted average shares outstanding - diluted	10,156,355	11,088,243	11,815,629
Antidilutive securities not included:			
Options	27,500	556,000	357,675

K – Stock-Based Compensation Plans

The Company has stock-based compensation plans available to grant non-qualified stock options, incentive stock options and restricted stock to employees, directors and certain advisors of the Company. The stock-based compensation plans currently being utilized are the 2007 Stock Option Plan (the "2007 Plan") and the Stock Incentive Plan. At April 30, 2012, there are 680,250 vested but unexercised options outstanding under the 1997 Option Plan ("1997 Plan"). The Company recorded total stock-based compensation expense for all plans of $2.2 million ($1.4 million after tax effects) and $2.9 million ($1.8 million after tax effects) for the year ended April 30, 2012 and 2011, respectively. Tax benefits were recognized for these costs at the Company's overall effective tax rate.

Stock Options

The Company has options outstanding under two stock option plans approved by the shareholders, the 1997 Stock Option Plan ("1997 Plan") and the 2007 Stock Option Plan (the "2007 Plan"). While previously granted options remain outstanding, no additional option grants may be made under the 1997 Plan. The shareholders of the Company approved an amendment to the Company's 2007 Plan on October 13, 2010. The amendment increased from 1,000,000 to 1,500,000 the number of options to purchase our common stock that may be issued under the 2007 Plan. The 2007 Plan provides for the grant of options to purchase shares of the Company's common stock to employees, directors and certain advisors of the Company at a price not less than the fair market value of the stock on the date of grant and for periods not to exceed ten years. Options granted under the Company's stock option plans expire in the calendar years 2013 through 2022.

	1997 Plan	2007 Plan
Minimum exercise price as a percentage of fair market value at date of	100%	100%
Last expiration date for outstanding options	July 2, 2017	March 27, 2022
Shares available for grant at April 30, 2012	-	432,500

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions in the table below.

	April 30, 2012	April 30, 2011	April 30, 2010
Expected terms (years)	5.0	5.0	5.0
Risk-free interest rate	1.48%	1.80%	2.07%
Volatility	50%	50%	54%
Dividend yield	-	-	-

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of the Company's common stock. The Company has not historically issued any dividends and does not expect to do so in the foreseeable future.

The following is an aggregate summary of the activity in the Company's stock option plans from April 30, 2009 to April 30, 2012:

	Number of Shares	Exercise Price per Share	Proceeds on Exercise	Weighted Average Exercise Price per Share
Outstanding at April 30, 2009	526,647	$ 3.67 to $ 23.75	$ 7,169,018	$ 13.61
Granted	595,000	$ 21.14 to $ 24.47	14,396,700	24.20
Exercised	(11,250)	$ 13.37 to $ 21.14	(200,138)	17.79
Outstanding at April 30, 2010	1,110,397	$ 6.59 to $ 24.47	$ 21,365,580	$ 19.24
Granted	23,750	$ 22.87	543,163	22.87
Expired	(1,000)	$ 11.62	(11,620)	11.62
Outstanding at April 30, 2011	1,133,147	$ 6.59 to $ 24.47	$ 21,897,123	$ 19.32
Granted	73,750	$ 24.69 to $ 45.72	2,354,838	31.93
Exercised	(88,647)	$ 6.59 to $ 24.69	(1,370,207)	15.46
Outstanding at April 30, 2012	1,118,250	$ 11.83 to $ 45.72	$ 22,881,754	$ 20.46

Stock option compensation expense on a pre-tax basis was $2.0 million ($1.3 million after tax effects) and $2.7 million ($1.7 million after tax effects) and $2.5 million ($1.6 million after tax effects) for the years ended April 30, 2012, 2011 and 2010, respectively. As of April 30, 2012, the Company had $2.3 million of total unrecognized compensation cost related to unvested options. Unvested outstanding options have a weighted-average remaining vesting period of 1.17 years.

The grant-date fair value of all options granted during fiscal 2012, 2011 and 2010 was $1.0 million, $244,000 and $6.9 million respectively. The options were granted at fair market value on date of grant. Generally options vest after three years, except for options issued to directors which are immediately vested at date of grant.

The aggregate intrinsic value of outstanding options at April 30, 2012 and 2011 was $28.5 million and $5.8 million, respectively.

The Company received cash from options exercised of $1.4 million and $200,000 in fiscal years 2012 and 2010, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows. The intrinsic value for options exercised was $1.5 million and $85,000 in fiscal years 2012 and 2010, respectively. There were no options exercised in fiscal 2011.

As of April 30, 2012 there were 680,250 vested and exercisable stock options outstanding with a weighted average remaining contractual life of 5.98 years and a weighted average exercise price of $17.25.

Stock Incentive Plan

The shareholders of the Company approved an amendment to the Company's Stock Incentive Plan on October 14, 2009. The amendment increased from 150,000 to 350,000 the number of shares of common stock that may be issued under the Stock Incentive Plan. For shares issued under the Stock Incentive Plan, the associated compensation expense is generally recognized equally over the vesting periods established at the award date and is subject to the employee's continued employment by the Company.

The following is a summary of the activity in the Company's Stock Incentive Plan:

	Number of Shares		Weighted Average Grant Date Fair Value
Unvested shares at April 30, 2011	29,000	$	22.79
Shares granted	-		-
Shares vested	2,000		19.06
Unvested Shares at April 30, 2012	27,000	$	23.07

During the fiscal year 2010, 10,000 restricted shares were granted with a fair value of $19.06 per share and 20,000 restricted shares were granted with a fair value of $24.47 per share, the market prices of the Company's stock on the grant dates.

The fair value at vesting for awards under the stock incentive plan was $92,000, $76,000 and $624,000 in fiscal 2012, 2011 and 2010, respectively.

A total of 187,027 shares remain available for award at April 30, 2012.

The Company recorded compensation cost of $137,000 ($86,000 after tax effects), $188,000 ($118,000 after tax effects) and $220,000 ($141,000 after tax effects) related to the Stock Incentive Plan during the years ended April 30, 2012, 2011 and 2010, respectively. As of April 30, 2012 the Company had $317,000 of total unrecognized compensation cost related to unvested awards granted under the Stock Incentive Plan, which the Company expects to recognize over a weighted-average remaining period of 2.49 years.

L - Commitments and Contingencies

Facility Leases

The Company leases certain dealership and office facilities under various non-cancelable operating leases. Dealership leases are generally for periods from three to five years and contain multiple renewal options. As of April 30, 2012 the aggregate rentals due under such leases, including renewal options that are reasonably assured, were as follows:

Years Ending April 30,		Amount *(In thousands)*
2013	$	4,214
2014		4,085
2015		4,074
2016		3,971
2017		3,859
Thereafter		16,723
	$	36,926

The $36.9 million of lease commitments includes $7.8 million of non-cancelable lease commitments under the primary lease terms, and $29.1 million of lease commitments for renewal periods at the Company's option that are reasonably assured. For the years ended April 30, 2012, 2011 and 2010, rent expense for all operating leases amounted to approximately $4.2 million, $3.7 million, and $3.5 million, respectively.

Litigation

In the ordinary course of business, the Company has become a defendant in various types of legal proceedings. The Company does not expect the final outcome of any of these actions, individually or in the aggregate, to have a material adverse effect on the Company's financial position, annual results of operations or cash flows. However, the results of legal proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these legal proceedings could have a material adverse effect on the Company's financial position, annual results of operations or cash flows.

Related Finance Company

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code ("IRC") as described in the Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation, and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate by approximately 230 basis points. The actual interpretation of the Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold, and have the effect of increasing the Company's overall effective income tax rate as well as the timing of required tax payments.

In fiscal 2010, the Internal Revenue Service ("IRS") completed the examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS has questioned whether deferred payment protection plan ("PPP") revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the IRC and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue is timing in nature and does not affect the overall tax provision, but affects the timing of required tax payments.

By letter dated April 2, 2010, the IRS delivered to the Company a revenue agent's report, which proposes an adjustment for the items discussed above as well as interest. The Company intends to vigorously defend its position, and on April 23, 2010, the Company filed an administrative protest with the Appeals Office of the IRS. The protest disputes the income tax changes proposed by the IRS and requests a conference with a representative of the Appeals Office. The Company has had a preliminary conference with the Appeals Office and the matter continues to be under review and discussion. The Company does not have a reserve for this issue and believes none is necessary as the issue is timing in nature and if the matter is not resolved in the Appeals Office, and if the IRS intends to pursue its position, the Company fully intends to ask an appropriate court to consider the issue.

The IRS is currently auditing the 2009 and 2010 federal income tax returns for the Company.

M - Supplemental Cash Flow Information

Supplemental cash flow disclosures for the years ended April 30, 2012, 2011 and 2010 are as follows:

(in thousands)	Years Ended April 30, 2012	2011	2010
Supplemental disclosures:			
Interest paid	$ 2,218	$ 2,727	$ 2,293
Income taxes paid, net	16,479	13,857	14,453
Non-cash transactions:			
Inventory acquired in repossession and payment protection plan claims	37,142	29,636	23,631

N - Quarterly Results of Operations (unaudited)

A summary of the Company's quarterly results of operations for the years ended April 30, 2012 and 2011 is as follows (in thousands, except per share information):

	Year Ended April 30, 2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 100,524	$ 110,807	$ 105,365	$ 113,481	$ 430,177
Gross profit	38,762	42,321	39,659	42,723	163,465
Net income	8,282	7,760	7,304	9,641	32,987
Net income attributable to common stockholders	8,272	7,750	7,294	9,631	32,947
Earnings per share:					
Basic	0.81	0.79	0.76	1.01	3.36
Diluted	0.78	0.77	0.73	0.97	3.24

	Year Ended April 30, 2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 91,460	$ 91,835	$ 92,569	$ 103,387	$ 379,251
Gross profit	36,169	35,342	34,621	39,742	145,874
Net income	7,965	6,189	5,688	8,373	28,215
Net income attributable to common stockholders	7,955	6,179	5,678	8,363	28,175
Earnings per share:					
Basic	0.71	0.57	0.53	0.79	2.59
Diluted	0.70	0.56	0.52	0.78	2.54

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Based on management's evaluation (with the participation of the Company's Chief Executive Officer and Chief Financial Officer), as of April 30, 2012, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2012. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment, management believes that the Company maintained effective internal control over financial reporting as of April 30, 2012.

The Company's independent registered public accounting firm independently assessed the effectiveness of the Company's internal control over financial reporting and has issued their report on the effectiveness of the Company's internal control over financial reporting at April 30, 2012. That report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
America's Car-Mart, Inc.

We have audited America's Car-Mart, Inc. and subsidiaries' (a Texas corporation) internal control over financial reporting as of April 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). America's Car-Mart, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on America's Car-Mart, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, America's Car-Mart, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of America's Car-Mart, Inc. and subsidiaries as of April 30, 2012 and 2011, and the related consolidated statements of operations, cash flows and equity for each of the three years in the period ended April 30, 2012 and our report dated June 14, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
June 14, 2012

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Except as to information with respect to executive officers which is contained in a separate heading under Part I, Item 1 of this Form 10-K, the information required by Items 10 through 14 of this Form 10-K is, pursuant to General Instruction G(3) of Form 10-K, incorporated by reference herein from the Company's definitive proxy statement to be filed pursuant to Regulation 14A for the Company's Annual Meeting of Stockholders to be held in September 2012 (the "Proxy Statement"). The Company will, within 120 days of the end of its fiscal year, file with the SEC a definitive proxy statement pursuant to Regulation 14A.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference. Information regarding the executive officers of the Company is set forth under the heading "Executive Officers" in Part I, Item 1 of this report.

Item 11. Executive Compensation

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)1. Financial Statements

The following financial statements and accountant's report are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 30, 2012 and 2011

Consolidated Statements of Operations for the years ended April 30, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended April 30, 2012, 2011 and 2010

Consolidated Statements of Equity for the years ended April 30, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

(a)2. Financial Statement Schedules

The financial statement schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

(a)3. Exhibits

The exhibits listed in the accompanying Exhibit Index (following the Signature section of this Annual Report on Form 10-K) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA'S CAR-MART, INC.

Dated: June 14, 2012

By: /s/ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* William H. Henderson	President, Chief Executive Officer, and Director (Principal Executive Officer)	June 14, 2012
* Jeffrey A. Williams	Vice President Finance, Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)	June 14, 2012
* J. David Simmons	Lead Director	June 14, 2012
* Daniel J. Englander	Director	June 14, 2012
* William M. Sams	Director	June 14, 2012
* Robert Cameron Smith	Director	June 14, 2012

* By/s/ Jeffrey A. Williams
Jeffrey A. Williams
As Attorney-in-Fact
Pursuant to Powers of
Attorney filed herewith

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of the Company, as amended. (Incorporated by reference to Exhibits 4.1-4.8 to the Company's Registration Statement on Form S-8 filed with the SEC on November 16, 2005 (File No. 333-129727))
3.2	Amended and Restated Bylaws of the Company dated December 4, 2007. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
4.1	Specimen stock certificate. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended April 30, 1994 (File No. 000-14939))
4.2	Amended and Restated Loan and Security Agreement dated March 9, 2012, among America's Car-Mart, Inc., a Texas corporation, as Parent; Colonial Auto Finance, Inc., an Arkansas corporation, America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Borrowers; and certain financial institutions, as Lenders, with Bank of America N.A., as Administrative Agent, Lead Arranger and Book Manager. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.3	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of Bank of America, N.A., as Lender. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.4	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of BOKF, NA d/b/a Bank of Arkansas, as Lender. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.5	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of Commerce Bank, as Lender. (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.6	Colonial Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of First Tennessee Bank, as Lender. (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.7	Colonial Second Amended and Restated Revolver Note dated March 9, 2012 by Colonial Auto Finance, Inc. in favor of Arvest Bank, as Lender. (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.8	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of Bank of America, N.A., as Lender. (Incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.9	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of BOKF, NA d/b/a Bank of Arkansas, as Lender. (Incorporated by reference to Exhibit 4.8 to the

Exhibit Number	Description of Exhibit
	Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.10	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of Commerce Bank, as Lender. (Incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.11	ACM-TCM Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of First Tennessee Bank, as Lender. (Incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.12	ACM-TCM Amended and Restated Revolver Note dated March 9, 2012 by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as Borrowers, in favor of Arvest Bank, as Lender. (Incorporated by reference to Exhibit 4.11 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.13	Amended and Restated Continuing Guaranty dated as of March 9, 2012, by America's Car-Mart, Inc., a Texas corporation, as Guarantor, in favor of Bank of America, N.A. as Agent for the Lenders. (Incorporated by reference to Exhibit 4.12 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.14	Amended and Restated Continuing Guaranty dated as of March 9, 2012, by America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Guarantors, in favor of Bank of America, N.A., as Agent for the Lenders. (Incorporated by reference to Exhibit 4.13 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.15	Amended and Restated Continuing Guaranty dated as of March 9, 2012, by Colonial Auto Finance, Inc., as Guarantor, in favor of Bank of America, N.A., as Agent for the Lenders. (Incorporated by reference to Exhibit 4.14 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.16	Amended and Restated Security Agreement dated as of March 9, 2012, between America's Car-Mart, Inc., a Texas corporation, as Grantor, and Bank of America, N.A., as Agent for Lenders. (Incorporated by reference to Exhibit 4.15 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.17	Amended and Restated Security Agreement dated as of March 9, 2012, by and among America's Car Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as Grantors, and Bank of America, N.A., as Agent for Lenders. (Incorporated by reference to Exhibit 4.16 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
4.18	Amended and Restated Security Agreement dated as of March 9, 2012, between Colonial Auto Finance, Inc., as Grantor, and Bank of America, N.A., as Agent for Lenders. (Incorporated by reference to Exhibit 4.17 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2012)
10.1*	1997 Stock Option Plan. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the SEC on October 22, 1997 (File No. 333-

Exhibit Number	Description of Exhibit
	38475)
10.2*	2005 Restricted Stock Plan. (Incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 29, 2005)
10.2.1*	Amendment to 2005 Restricted Stock Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the SEC on December 11, 2006 (File No. 000-14939))
10.2.2*	Amendment to Stock Incentive Plan (also known as the 2005 Restricted Stock Plan) (Incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2007)
10.2.3*	Amendment to Stock Incentive Plan (also known as the 2005 Restricted Stock Plan) (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009)
10.3*	Form of Indemnification Agreement between the Company and certain officers and directors of the Company. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1993 (File No. 000-14939))
10.4*	Employment Agreement, dated as of May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and William H. Henderson. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.4.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and William H. Henderson. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 15, 2009.)
10.5*	Employment Agreement, dated as of May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and Eddie L. Hight. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.5.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and Eddie L. Hight. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 15, 2009.)
10.6*	Employment Agreement, dated May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and Jeffrey A. Williams. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.6.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and Jeffrey A. Williams. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 15, 2009.)
10.7*	2007 Stock Option Plan. (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2007)

Exhibit Number	Description of Exhibit
10.8*	Amendment to 2007 Stock Option Plan. (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 27, 2010)
10.9*	Form of Option Agreement for 2007 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
14.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended April 30, 2004 filed with the SEC on July 8, 2004)
21.1	Subsidiaries of America's Car-Mart, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney of William H. Henderson.
24.2	Power of Attorney of J. David Simmons.
24.3	Power of Attorney of William M. Sams.
24.4	Power of Attorney of Daniel J. Englander.
24.5	Power of Attorney of Robert Cameron Smith.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350,as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Indicates management contract or compensatory plan or arrangement covering executive officers or directors of the Company.

Exhibit 21.1

Subsidiaries of America's Car-Mart, Inc.

Crown Group of Nevada, Inc. (a Nevada corporation)

Crown Delaware Investments Corp. (a Delaware corporation)

America's Car-Mart, Inc. (an Arkansas Corporation)

Colonial Auto Finance, Inc. (an Arkansas Corporation)

Colonial Underwriting, Inc. (an Arkansas Corporation)

Texas Car-Mart, Inc. (a Texas corporation)

Auto Finance Investors, Inc. (a Texas corporation)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 14, 2012, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of America's Car-Mart, Inc. on Form 10-K for the year ended April 30, 2012. We hereby consent to the incorporation by reference of said reports in the Registration Statements of America's Car-Mart, Inc. on Forms S-8 (File Nos. 333-38475, 333-147915, 333-139270, 333-139269, 333-129727, 333-163022, 333-150964).

/s/ GRANT THORNTON LLP

Tulsa, OK

June 14, 2012

Exhibit 24.1

STATE OF ARKANSAS §
COUNTY OF BENTON §

POWER OF ATTORNEY

Know all men by these presents, that I, WILLIAM H. HENDERSON, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint JEFFREY A. WILLIAMS my true and lawful attorney-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2012 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorney-in-fact deems appropriate, hereby ratifying and confirming all that said attorney-in-fact, or his substitute may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 14th day of June, 2012.

/s/ William H. Henderson
WILLIAM H. HENDERSON

ACKNOWLEDGMENT

Before me this 14th day of June, 2012, came WILLIAM H. HENDERSON, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Christy Wilkerson
NOTARY PUBLIC

Exhibit 24.2

STATE OF ALABAMA §
COUNTY OF JEFFERSON §

POWER OF ATTORNEY

Know all men by these presents, that I, J. DAVID SIMMONS, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2012 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 12th day of June, 2012.

/s/ J. David Simmons
J. DAVID SIMMONS

ACKNOWLEDGMENT

Before me this 12th day of June, 2012, came J. DAVID SIMMONS, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Cynthia C. Burttram
NOTARY PUBLIC

Exhibit 24.3

STATE OF TEXAS §
COUNTY OF DALLAS §

POWER OF ATTORNEY

Know all men by these presents, that I, WILLIAM M. SAMS, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2012 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 12th day of June, 2012.

/s/ William M. Sams
WILLIAM M. SAMS

ACKNOWLEDGMENT

Before me this 12th day of June, 2012, came WILLIAM M. SAMS, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Mary Sellner Thomas
NOTARY PUBLIC

Exhibit 24.4

STATE OF NEW YORK §
COUNTY OF NEW YORK §

POWER OF ATTORNEY

Know all men by these presents, that I, DANIEL J. ENGLANDER, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2012 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 12th day of June, 2012.

/s/ Daniel J. Englander
DANIEL J. ENGLANDER

ACKNOWLEDGMENT

Before me this 12th day of June, 2012, came Daniel J. Englander, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Danny Melendez
NOTARY PUBLIC

Exhibit 24.5

STATE OF CALIFORNIA §
COUNTY OF PLACER §

POWER OF ATTORNEY

Know all men by these presents, that I, ROBERT CAMERON SMITH, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2012 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 12th day of June, 2012.

/s/ Robert Cameron Smith
ROBERT CAMERON SMITH

ACKNOWLEDGMENT

On June 12, 2012, before me, Anish R. Patel, Notary Public, personally appeared Robert Cameron Smith, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under penalty of perjury under the laws of the State of California that the foregoing paragraph is true and correct.

/s/ Anish R. Patel
NOTARY PUBLIC

Exhibit 31.1

Certification

I, William H. Henderson, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended April 30, 2012 of America's Car-Mart, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 14, 2012

\s\ William H. Henderson
William H. Henderson
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification

I, Jeffrey A. Williams, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended April 30, 2012 of America's Car-Mart, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 14, 2012

\s\ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance, Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the period ended April 30, 2012 of America's Car-Mart, Inc. (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, William H. Henderson, President and Chief Executive Officer of the Company, and Jeffrey A. Williams, Vice President Finance and Chief Financial Officer of the Company, certify in our capacities as officers of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: \s\ William H. Henderson
William H. Henderson
President and Chief Executive Officer
June 14, 2012

By: \s\ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance, Chief Financial Officer and Secretary
June 14, 2012

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America's
CAR-MART
Drive Easy.®

Corporate Information

Board of Directors

John David Simmons
Lead Director
President, Simmons & Associates, LLC

William H. ("Hank") Henderson
President and Chief Executive Officer

William M. Sams
Investments

Robert Cameron Smith
President, Cameron Smith & Associates, Inc.

Daniel Englander
Investments

Jeffrey A. Williams
Chief Financial Officer

Executive Officers

William H. ("Hank") Henderson
President and Chief Executive Officer

Jeffrey A. Williams
Chief Financial Officer

Eddie L. Hight
Chief Operating Officer

Corporate Headquarters

802 SE Plaza Ave., Suite 200
Bentonville, Arkansas 72712
(479) 464-9944

Annual Meeting

The annual meeting of stockholders will be held at America's Car-Mart Corporate Headquarters, 802 SE Plaza Ave., Suite 200, Bentonville, Arkansas at 10:00 a.m. on Friday, September 14, 2012

Transfer Agent and Registrar

Securities Transfer Corporation
Dallas, Texas
(469) 633-0101

Independent Public Accountants

Grant Thornton, LLP
Tulsa, Oklahoma

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

America's
CAR-MART
Drive Easy.®



America's Car-Mart currently operates 116 dealerships in nine states, with headquarters in Bentonville, Arkansas.

Corporate Headquarters
802 SE Plaza Ave., Suite 200
Bentonville, Arkansas 72712
Phone: (479) 464-9944
Fax: (479) 273-7556
www.car-mart.com

ALABAMA (10)
Albertville
Anniston
Athens
Cullman
Decatur
Muscle Shoals
Opelika
Phenix City
Prattville
Tuscaloosa

ARKANSAS (37)
Arkadelphia
Batesville
Benton
Berryville
Camden
Clarksville
Conway
El Dorado
Fayetteville
Forrest City
Fort Smith
Harrison
Hope
Hot Springs
Jacksonville
Jonesboro
Little Rock
Magnolia
Malvern
Morrilton
Mountain Home
North Little Rock (2)
Paragould
Pine Bluff (2)
Rogers (2)
Russellville (2)
Searcy
Siloam Springs
Springdale (2)
Trumann
Van Buren
West Memphis

INDIANA (1)
Evansville

KENTUCKY (10)
Bowling Green
Elizabethtown
Henderson
Hopkinsville
Lexington
Madisonville
Nicholasville
Owensboro
Paducah
Winchester

MISSISSIPPI (3)
Columbus
Corinth
Tupelo

MISSOURI (15)
Cape Girardeau
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Jefferson City
Joplin
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Moberly
Neosho
Poplar Bluff
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Springfield (2)
West Plains

OKLAHOMA (21)
Ardmore
Bartlesville
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Claremore
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Enid
Lawton
McAlester
Muskogee
Okmulgee
Owasso
Ponca City
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Shawnee
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Tahlequah
Tulsa (2)

TENNESSEE (5)
Clarksville
Columbia
Jackson
Madison
Tullahoma

TEXAS (14)
Atlanta
Corsicana
Greenville
Longview
Lufkin
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Nacogdoches
Palestine
Paris
Sherman
Sulphur Springs
Texarkana
Tyler
Wichita Falls